Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries N.V.
ARBN 097 829 895
Appendix 4D – Half Year Ended 30 September 2006

Key Information	Half Year Ended 30 September
	2006		2005
	US$M		US$M		Movement
Net Sales From Ordinary Activities		826.9		736.0	up	12%
Operating Profit After Tax Attributable to Shareholders		56.6		103.5	down	45%
Operating Profit Attributable to Shareholders		56.6		103.5	down	45%
Net Tangible Assets per Ordinary Share	US$	0.30	US$	1.54
    Dividend Information
•	A dividend of US5.0 cents per share/CUFS is payable to share/CUFS holders on 8 January 2007. A dividend of US 4.0 cents per share/CUFS was paid on 6 July 2006.

•	Record Date is 15 December 2006 to determine entitlements to this dividend (ie, on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•	This dividend and future dividends will be unfranked for Australian taxation purposes.

•	This dividend is subject to Dutch withholding tax of 25%. Many Australian resident holders may reduce the withholding tax rate to 15% deduction if they are eligible and have completed and lodged a current special Form A before dividend record date with the Company’s registrar, Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney NSW 2000, Australia. Holders with 25% withholding tax may be eligible to reclaim a portion of the tax after payment date. For withholding tax information see: www.Jameshardie.com (select Investor Relations, then Shareholder services then Tax Information) or contact Computershare.

•	The Australian currency equivalent amount of dividend to be paid to CUFS holders will be announced to the ASX on 6 December 2006.

•	No dividend reinvestment plans are available for this dividend.

Movements in Controlled Entities during the half year ended 30 September 2006

The following entities were liquidated: RIS Irrigation (Portugal) SA (22 June 2006), Harflex Ltd (16 August 2006)

Review

The results and financial information included within this half year report have been prepared using USGAAP and have been subject to an independent review by external auditors.
Results for the 2nd Quarter and half year ended 30 September 2006
Contents
1.	Media Release

2.	Management’s Analysis of Results

3.	Consolidated Financial Statements

4.	Management Presentation
James Hardie Industries N.V. is incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited The information contained in the above documents comprise the information required by ASX Listing Rule 4.2A and should be read in conjunction with the James Hardie 2006 Annual Report which can be found on the company website at www.jameshardie.com

13 November 2006	Analyst and Media enquiries about results, please contact Steve Ashe on Tel: 61 2 8274 5246; Mob: 61 408 164 011
2nd quarter and half year net operating profit up 43% and 27% to
US$68.3 million and US$131.0 million, respectively – excluding asbestos provision
James Hardie today announced that for the three months ended 30 September 2006, net operating profit, excluding adjustments to the asbestos provision, increased 43% compared to the same quarter last year, to US$68.3 million from US$47.6 million.
The asbestos provision was increased by A$55.9 million (US$41.8 million) to reflect the results of the most recent actuarial estimate prepared by KPMG Actuaries Pty Ltd (KPMG Actuaries) and to adjust for payments made to claimants during the half year. Additionally, the provision was adjusted for the effect of foreign exchange leading to a charge of US$5.4 million for the quarter. These adjustments (with no current cash impact) reduced net operating profit to US$21.1 million, down 56% compared to the same quarter last year.
For the half year, net operating profit excluding adjustments to the asbestos provision increased 27% to US$131.0 million from US$103.5 million. Including the adjustments to the asbestos provision of US$74.4 million (of which US$32.6 million related to the effect of foreign exchange for the half year), net operating profit decreased 45% to US$56.6 million.
The asbestos provision is based on an estimate of future Australian asbestos-related liabilities in accordance with the Final Funding Agreement (FFA) that was signed with the New South Wales (NSW) Government on 1 December 2005.
Operating performance
The 2nd quarter highlights include a 9% lift in net sales to US$411.4 million and a 13% increase in gross profit to US$155.2 million. EBIT decreased 46% from US$76.4 million to US$41.0 million. EBIT for the quarter includes an expense of US$47.2 million related to adjustments to the asbestos provision. EBIT excluding adjustments to asbestos provision increased by 15% to US$88.2 million.
The USA Fibre Cement business was again the standout performer, lifting 2nd quarter net sales 10% and EBIT 14% compared to the same period last year, in a softer US housing market and a period of higher input costs. For the half year, net sales increased 16% and EBIT was up 12% compared to the same period last year.
In this Media Release, James Hardie may present the financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 9. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet (mmsf)” and “thousand square feet (msf)”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt/cash”); and Non-US GAAP financial measures (“EBIT and EBIT margin excluding adjustments to asbestos provision”, “EBIT and EBIT margin excluding adjustments to asbestos provision, and SCI and other related expenses”, “Net operating profit excluding adjustments to asbestos provision”, “Net operating profit excluding adjustments to asbestos provision, SCI and other related expenses and make-whole payment”, “Effective tax rate excluding the adjustments to asbestos provision and write-back of tax provision”, “Diluted earnings per share excluding adjustments to asbestos provision and tax provision write-back” and “EBITDA”). Unless otherwise stated, results are for comparisons are of the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half of the prior fiscal year.

The 2nd quarter saw no improvement in market conditions for the Asia Pacific Fibre Cement businesses. Sales volumes increased in the Australia and New Zealand and the Philippines businesses, but the impact of lower prices in Australia and unfavourable foreign exchange movements resulted in EBIT for the second quarter being 4% lower, compared to the same period last year. For the half year, net sales and EBIT were down 2% and 11%, respectively.
Diluted earnings per share for the quarter decreased to US4.5 cents in the second quarter from US10.2 cents, and to US12.1 cents from US22.3 cents for the half year, compared to the same periods last year.
Diluted earnings per share excluding adjustments to the asbestos provision and a tax provision write-back of US$7.4 million increased by 28% from US10.2 cents to US13.1 cents for the quarter and by 19% from US22.3 cents to US26.5 cents for the half year.
2nd Quarter and First Half at a Glance

US$ Million	Q2 FY07	Q2 FY06	%+ (-)	HY FY07	HY FY06	%+ (-)
Net sales	$411.4	$376.6	9	$826.9	$736.0	12

Gross profit	155.2	137.3	13	312.9	282.6	11

SCI and other related expenses	(3.2)	(4.7)	(32)	(5.6)	(9.9)	(43)

EBIT excluding adjustments to asbestos provision	88.2	76.4	15	184.3	163.3	13

Adjustments to asbestos provision	(47.2)	—	—	(74.4)	—	—

EBIT	41.0	76.4	(46)	109.9	163.3	(33)

Net interest income (expense)	1.0	(1.0)	—	(1.0)	(1.7)	(41)

Income tax expense	(20.9)	(27.8)	(25)	(53.2)	(58.1)	(8)

Net operating profit	21.1	47.6	(56)	56.6	103.5	(45)

The results include Special Commission of Inquiry (SCI) and other related expenses of US$3.2 million for the quarter and US$5.6 million for the half year (US$3.0 million and US$5.2 million after tax, respectively), a tax provision write-back of US$7.4 million for the quarter and half year, and for the half year only, a make-whole payment of US$6.0 million (US$5.6 million after tax) resulting from the prepayment of US$-denominated debt in May 2006.
Net operating profit excluding adjustment to the asbestos provision, SCI and other related expenses, the make-whole payment and the tax provision write-back, increased 23% for the quarter to US$63.9 million and 19% to US$134.4 million for the half year as shown in the following table:

Media Release: James Hardie — 2nd Quarter and Half Year FY07	2

US$ Million	Q2 FY07	Q2 FY06	% Change	HY FY07	HY FY06	% Change
Net operating profit	$21.1	$47.6	(56)	$56.6	$103.5	(45)

Adjustments to asbestos provision	47.2	—	—	74.4	—	—

Net operating profit excluding adjustments to asbestos provision	68.3	47.6	43	131.0	103.5	27

SCI and other related expenses (net of tax)	3.0	4.4	(32)	5.2	9.3	(44)

Debt make-whole payment (net of tax)	—	—	—	5.6	—	—

Tax provision write-back	(7.4)	—	—	(7.4)	—	—

Net operating profit excluding adjustments to asbestos provision, SCI and other related expenses, make-whole payment and tax provision write-back	$63.9	$52.0	23	$134.4	$112.8	19

Commentary
James Hardie’s Chief Executive Officer, Louis Gries said: “Our USA Fibre Cement business continued to perform strongly in a much softer US housing market, delivering good top-line and bottom-line growth for the 2nd quarter and half year.
“We expect US housing conditions to soften further and remain challenging, at least in the short-term, although the fundamental drivers of housing demand suggest the longer-term outlook is encouraging.
“We remain well positioned to continue outperforming the market overall and generate good returns through our ability to grow market share and maintain attractive margins.
“An important milestone in the implementation of our voluntary asbestos compensation funding proposal was passed late last week with the receipt of favourable taxation rulings from the Australian Taxation Office. We are now seeking to finalise an amended FFA and related agreements with the NSW Government and hope to hold a shareholder meeting in February 2007 when we will ask shareholders to consider the proposal.” said Mr Gries.
Dividend
The company today announced an interim dividend of US5.0 cents a share. The dividend was declared in United States currency and will be paid on 8 January 2007, with a record date of 15 December 2006. The Australian currency equivalent of the dividend to be paid to CUFS holders will also be announced to the ASX on that date. ADR holders will receive their dividend in United States currency.
USA Fibre Cement
Despite a much softer US housing market, further penetration of our targeted markets helped increase net sales 10% compared to the same quarter last year to US$339.0 million. Sales volume increased 3% to 573.4 million square feet, and the average net sales price was 7% higher at US$591 per thousand square feet.
In our exterior products segment, sales volumes were flat in both our emerging and established geographic markets compared to the same quarter last year, with further market penetration against alternative siding such as wood and vinyl providing a buffer against the impact of the softer market.

Media Release: James Hardie — 2nd Quarter and Half Year FY07	3

Sales of all value-added, differentiated products including Heritage® panels, ColorPlus® pre-painted siding, Hardiebacker 500® and XLD® trim grew strongly during the quarter.
The increase in net sales was partly offset by higher raw material costs, including pulp which was at its highest level for many years, and higher SG&A expenses. EBIT for the quarter was up 14% to US$97.8 million. The EBIT margin was 28.8%.
For the half year, net sales increased by 16% to US$687.9 million driven by a 9% increase in sales volumes, to 1,179.1 million square feet, and a 6% increase in the average net selling price to US$583 per thousand square feet. EBIT for the six months increased by 12% to US$201.1 million and the EBIT margin was 29.2%.
Australia and New Zealand (ANZ) Fibre Cement
Despite sales volumes increasing 4% for the quarter compared to the same period last year, net sales were down by 2% to US$56.8 million compared to US$57.8 million in the same period last year. In Australian dollars, net sales were 1% lower due to the impact of competition on the average net sales price.
The new housing and renovations markets remained soft during the quarter but the business lifted demand through market initiatives designed to grow primary demand for its products, including providing more value-added, differentiated products. A new premium-branded Scyon™ suite of value-added, differentiated products was launched during the quarter including proprietary Scyon™ Wet Area Flooring; Scyon™ Trim; Scyon™ Cavity Trim; Scyon™ Axon™ cladding; and Scyon™ Matrix cladding. These products are expected to help demand continue to grow faster than the market overall.
EBIT was 2% lower for the quarter at US$11.1 million due to lower net sales, increased manufacturing costs, partially offset by a reduction in SG&A costs. The EBIT margin was 19.5%.
For the half year, sales fell 3% to US$110.2 million compared to US$113.9 million in the same period last year. EBIT was down 11% to US$20.0 million. The EBIT margin for the half year was 18.1%.
Philippines – EBIT positive
Net sales increased for the quarter and half year compared to the same periods last year as the business improved its market penetration in the new residential and commercial segments. The business recorded a small positive EBIT for the quarter and half year.
USA Hardie Pipe – Progress continuing
Net sales for the quarter and half year increased compared to the same periods last year. The business is continuing to focus on growing sales in its core markets and improving profitability and recorded a small positive EBIT for the quarter and the half year.
Europe Fibre Cement – Sales increasing
The business is continuing to grow sales and is building awareness of its backer and siding products among distributors, builders and contractors.
Income tax
The company’s effective tax rate of 49.8% for the quarter and 48.9% for the half year were affected by adjustments to the asbestos provision and the write-back of a tax provision of US$7.4 million that is no

Media Release: James Hardie — 2nd Quarter and Half Year FY07	4

longer required. The effective tax rate excluding adjustments to the asbestos provision and the tax provision write-back was 31.7% for the quarter and 33.1% for the half year.
Disputed Amended Australian Tax Assessment
As announced on 22 March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the company, received an amended assessment from the Australian Taxation Office (ATO) in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after a subsequent remission of general interest charges by the ATO, the total was changed to A$378.0 million comprising A$172.0 million of primary tax after allowable credits, A$43.0 million of penalties (representing 25% of primary tax) and A$163.0 million of general interest charges.
RCI is appealing the amended assessment. On 5 July 2006, pursuant to the agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the company made a payment of A$189.0 million (US$141.4 million). The company also agreed to guarantee the payment of the remaining 50% of the amended assessment in the event the appeal is unsuccessful and to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. However, the company has not recorded any liability at 30 September 2006 for the remainder of the amended assessment because, at this time, the company believes RCI’s view of its tax position will be upheld on appeal, therefore no such liability is probable in accordance with US accounting standards.
The company has treated the payment on 5 July 2006 as a deposit in the financial statements and it intends to treat any future payments as a deposit pending resolution of this matter.
Asbestos Compensation Funding Agreement
The FFA is subject to a number of as yet unfulfilled conditions precedent. The company considers that the principal outstanding condition to be fulfilled before the FFA becomes effective is receiving the approval of James Hardie’s lenders and shareholders.
On 23 June 2006, the ATO advised the company that it declined to endorse the SPF as a tax concession charity, arguing that, in its opinion, the scope of its activities under the Trust Deed and the FFA did not meet current legislative requirements for such an endorsement.
On 29 June 2006, the ATO issued a ruling to the company to the effect that James Hardie’s contributions to the SPF would be tax deductible over the anticipated life of the arrangements in accordance with “black hole expenditure” Federal Legislation enacted in April 2006.
In mid-October James Hardie submitted to the ATO a revised draft FFA and other draft transaction documents, together with private ruling applications relating to the tax treatment of the proposed revised arrangements.
On 9 November 2006, James Hardie announced that it, the SPF and others had received private binding rulings that the company believes will deliver an acceptable outcome for the proposed SPF. The rulings have also been welcomed by the New South Wales Government and the Australian Council of Trade Unions, with whom James Hardie settled the terms of the FFA and related agreements.
The company is now seeking to finalise an amended FFA and related agreements with the NSW Government so that all relevant documents can be signed as soon as possible and lender and shareholder approval sought. In order to do so, James Hardie and the NSW Government need to execute an amended FFA in a form which reflects the changes which were the subject of the ruling applications. In recent weeks the NSW Government and James Hardie have worked together to obtain these rulings. Throughout this process, James Hardie has provided the NSW Government with copies of submissions provided to the ATO, including relevant draft agreements, and copies of the private rulings.

Media Release: James Hardie — 2nd Quarter and Half Year FY07	5

In order to implement the amended FFA, certain conditions precedent will need to be satisfied, including the NSW Parliament passing facilitating legislation. The resolution of these issues involves uncertainty and there can be no assurance that the obtaining of the ATO rulings will lead to a finalisation of the amended FFA that is required to resolve the position, or that the NSW Parliament will pass such facilitating legislation. It is possible that further amendments to the FFA and related agreements or to such facilitating legislation may be sought or necessary in order to achieve an arrangement which is fully acceptable to the NSW Government as well as James Hardie. However, James Hardie believes (and understands that the NSW Government agrees) that the obtaining of the ATO rulings is an important milestone towards implementing the funding proposal.
It is anticipated that an extraordinary general meeting of shareholders to approve the implementation of the amended FFA could be convened within 10 weeks of James Hardie and the NSW Government executing the amended FFA. Given the close proximity to the Christmas and New Year holiday period and the difficulty of convening shareholder meetings during this period, the company expects this meeting could be held in February 2007.
James Hardie and other relevant parties are well advanced in their work to secure lender approval, obtain an independent experts’ report and prepare the Explanatory Memorandum for shareholders.
James Hardie has offered to provide interim funding to Amaca in the event that Amaca’s finances are otherwise exhausted before the FFA is implemented in full. Negotiations to settle the commercial terms of such funding have been held, and it is expected that James Hardie will enter into interim funding documentation during November.
Readers are referred to Note 7 of the company’s 30 September 2006 Financial Report for further information on the voluntary funding proposal, and for information on the SCI and other related matters.
Adjustments to Asbestos Provision
At 30 September 2006, the asbestos provision was increased by A$55.9 million (US$41.8 million) to reflect the results of the most recent actuarial estimate prepared by KPMG Actuaries and for payments made to claimants by the Medical Research and Compensation Foundation during the half year.
The asbestos provision is denominated in Australian dollars. The reported value of this liability in the company’s condensed consolidated balance sheets in US dollars is therefore subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date.
The effect of these adjustments is shown in the following table:

		A$ to US$
	A$ millions	rate	US$ millions
At 31 March 2006	A$1,000.0	1.3975 to 1	US$	715.6
Effect of foreign exchange for the half year	—			32.6
Other adjustments	55.9	1.3365 to 1		41.8

At 30 September 2006	A$1,055.9	1.3365 to 1	US$	790.0

At 30 June 2006	A$1,000.0	1.3463 to 1	US$	742.8
Effect of foreign exchange for the second quarter	—			5.4
Other adjustments	55.9	1.3365 to 1		41.8

At 30 September 2006	A$1,055.9	1.3365 to 1	US$	790.0

Media Release: James Hardie — 2nd Quarter and Half Year FY07	6

Cash flow
Operating cash flow for the half year fell from US$147.8 million to a utilisation of US$22.3 million, primarily due to the A$189.0 million (US$141.4 million) ATO deposit payment. Operating cash flow also decreased as a result of an increase of US$5.7 million in investment in working capital and US$7.8 million higher income tax payments.
Capital expenditure for the purchase of property, plant and equipment decreased from US$75.0 million to US$61.4 million for the half year.
Outlook
In North America, a further softening in demand for new residential housing is expected in the short-term with the US-based National Association of Home Builders reporting that the heavy supply of houses for sale points toward further declines in new starts in the months ahead.
The current weakened market conditions reflect lower housing affordability, a large inventory of unsold homes and investors leaving the market. However, regional variances in the impact are expected to continue.
Repair and remodelling activity is expected to remain ahead of activity levels in new residential construction in the short-term.
Volume growth is likely to be affected further in the 3rd quarter, but the business expects to continue outperforming the market overall by taking more market share from alternative materials and by increasing the proportion of value-added differentiated products in its sales mix.
Input costs are expected to remain high in the short-term with the cost of raw materials, particularly pulp, at very high levels. Attractive margins are expected to be maintained in the short-term despite the higher costs.
In the Australia and New Zealand business, market conditions are expected to remain challenging with no near-term improvement in sight. Further volume growth is expected due to initiatives to grow primary demand, but the average selling price is expected to remain under pressure due to price competition in Australia.
In the Philippines, the building and construction market is expected to remain under pressure for the remainder of the year, but a small improvement in net sales is expected.
In addition, as discussed in Note 7 of the company’s 30 September 2006 Financial Report, the asbestos provision will be updated annually, based on the most recent actuarial determinations and claims experience, and quarterly, to reflect changes in foreign exchange rates. Such updates may have a material impact on James Hardie’s consolidated financial statements.
The current range of analyst earnings estimates1 for the fiscal year ending 31 March 2007 is for net profit from continuing operations excluding all asbestos related expenses to be US$206 million to US$237 million. While uncertainty surrounding the short to medium-term strength of the US housing market remains at its highest level in recent years, the company’s current projection for fiscal year 2007 is for net profit from continuing operations excluding asbestos related expenses to fall within this range.
END

1.	Includes: ABN Amro, Credit Suisse, Deutsche Bank, Goldman Sachs JB Were, Macquarie Research, Merill Lynch, UBS and JPMorgan

Media Release: James Hardie — 2nd Quarter and Half Year FY07	7

Media/Analyst Enquiries:
Steve Ashe
Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, a Management Presentation, and a Financial Report.
These documents, along with a webcast of the management presentation on 13 November 2006, are available from the Investor Relations section of James Hardie’s website at: www.jameshardie.com

Media Release: James Hardie — 2nd Quarter and Half Year FY07	8

Definitions
Financial Measures – US GAAP equivalents
EBIT and EBIT margin – EBIT is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit – is equivalent to the US GAAP measure of income.
Net operating profit – is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt/cash divided by net debt/cash plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense.
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt/cash divided by cash flow from operations.
Net debt/cash – short-term and long-term debt less cash and cash equivalents.
Non-US GAAP Financial Measures
EBIT and EBIT margin excluding adjustments to asbestos provision – EBIT and EBIT margin excluding adjustments to asbestos provision are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Million	FY07	FY06	FY07	FY06
EBIT	$41.0	$76.4	$109.9	$163.3

Adjustments to asbestos provision	47.2	—	74.4	—

EBIT excluding adjustments to asbestos provision	88.2	76.4	184.3	163.3

Net Sales	$411.4	$376.6	$826.9	$736.0

EBIT margin excluding adjustments to asbestos provision	21.4%	20.3%	22.3%	22.2%

Media Release: James Hardie — 2nd Quarter and Half Year FY07	9

EBIT excluding adjustments to asbestos provision and SCI and other related expenses – EBIT excluding adjustments to asbestos provision, and SCI and other related expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT. James Hardie has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Million	FY07	FY06	FY07	FY06
EBIT	$41.0	$76.4	$109.9	$163.3

Adjustments to asbestos provision	47.2	—	74.4	—

SCI and other related expenses	3.2	4.7	5.6	9.9

EBIT excluding adjustments to asbestos provision and SCI and other related expenses	$91.4	$81.1	$189.9	$173.2

Net operating profit excluding adjustments to asbestos provision – Net operating profit excluding adjustments to asbestos provision is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Million	FY07	FY06	FY07	FY06
Net operating profit	$21.1	$47.6	$56.6	$103.5

Adjustments to asbestos provision	47.2	—	74.4	—

Net operating profit excluding adjustments to asbestos provision	$68.3	$47.6	$131.0	$103.5

Diluted earnings per share excluding adjustments to asbestos provision and tax provision write-back – Diluted earnings per share excluding adjustments to asbestos provision and tax provision write-back is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Million	FY07	FY06	FY07	FY06
Net operating profit	$21.1	$47.6	$56.6	$103.5

Adjustments to asbestos provision	47.2	—	74.4	—

Tax provision write-back	(7.4)	—	(7.4)	—

Net operating profit excluding adjustments to asbestos provision and tax provision write-back	$60.9	$47.6	$123.6	$103.5

Weighted average common shares outstanding - Diluted (millions)	465.1	466.8	466.0	465.0

Diluted earnings per share excluding adjustments to asbestos provision and tax provision write-back (US cents)	13.1	10.2	26.5	22.3

Media Release: James Hardie — 2nd Quarter and Half Year FY07	10

Effective tax rate excluding adjustments to asbestos provision and tax provision write-back – Effective tax rate excluding adjustments to asbestos provision and tax provision write-back is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Million	FY07	FY06	FY07	FY06
Operating profit before income taxes	$42.0	$75.4	$108.9	$161.6

Adjustments to asbestos provision	47.2	—	74.4	—

Operating profit excluding adjustments to asbestos provision before income taxes	$89.2	$75.4	$183.3	$161.6

Income tax expense	20.9	27.8	53.2	58.1

Tax provision write-back	7.4	—	7.4	—

Income tax expense excluding tax provision write-back	$28.3	$27.8	$60.6	$58.1

Effective tax rate excluding adjustments to asbestos provision and tax provision write-back	31.7%	36.9%	33.1%	36.0%

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

Media Release: James Hardie — 2nd Quarter and Half Year FY07	11

Disclaimer
This Media Release contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
▪	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;
▪	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;
▪	expectations concerning the Australian Tax Office amended assessment;
▪	expectations that our credit facilities will be extended or renewed;
▪	projections of our operating results or financial condition;
▪	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;
▪	statements about our future performance; and
▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of regulation S-K. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Media Release: James Hardie — 2nd Quarter and Half Year FY07	12

13 November 2006
James Hardie Industries N.V.
Results for the 2nd Quarter and Half Year Ended 30 September 2006

	Three Months and First Half Ended 30 September

US GAAP - US$ Millions	Q2 FY07		Q2 FY06		% Change	HY FY07		HY FY06		% Change

Net Sales
USA Fibre Cement		$339.0		$307.4	10		$687.9		$594.9	16
Asia Pacific Fibre Cement		63.8		63.5	—		123.0		125.2	(2)
Other		8.6		5.7	51		16.0		15.9	1

Total Net Sales		$411.4		$376.6	9		$826.9		$736.0	12
Cost of goods sold		(256.2)		(239.3)	7		(514.0)		(453.4)	13

Gross profit		155.2		137.3	13		312.9		282.6	11
Selling, general & administrative expense		(57.2)		(49.7)	15		(108.9)		(95.2)	14
Research & development expense		(6.6)		(7.1)	(7)		(14.1)		(13.4)	5
Special Commission of Inquiry (SCI) & other related expenses		(3.2)		(4.7)	(32)		(5.6)		(9.9)	(43)
Other operating income (expense)		—		0.6	—		—		(0.8)	—
Adjustments to asbestos provision		(47.2)		—	—		(74.4)		—	—

EBIT		41.0		76.4	(46)		109.9		163.3	(33)
Net interest income (expense)		1.0		(1.0)	—		(1.0)		(1.7)	(41)

Operating profit before income taxes		42.0		75.4	(44)		108.9		161.6	(33)
Income tax expense		(20.9)		(27.8)	(25)		(53.2)		(58.1)	(8)

Operating Profit before cumulative effect of change in accounting principle		21.1		47.6	(56)		55.7		103.5	(46)
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax benefit of US$0.4 million		—		—	—		0.9		—	—

Net Operating Profit		$21.1		$47.6	(56)		$56.6		$103.5	(45)

Earnings per share – diluted (US cents)		4.5		10.2	(56)		12.1		22.3	(46)

Tax rate		49.8%		36.9%			48.9%		36.0%

Volume (mmsf)
USA Fibre Cement		573.4		556.8	3		1,179.1		1,080.2	9
Asia Pacific Fibre Cement		100.7		93.7	7		192.5		185.7	4

Average net sales price per unit (per msf)
USA Fibre Cement	US$	591	US$	552	7	US$	583	US$	551	6
Asia Pacific Fibre Cement	A$	837	A$	891	(6)	A$	849	A$	882	(4)

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page14. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet (mmsf)” and “thousand square feet (msf)”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt/cash”); and Non-US GAAP financial measures (“EBIT” and “EBIT margin excluding adjustments to asbestos provision”, “EBIT and EBIT margin excluding adjustments to asbestos provision, and SCI and other related expenses”, “Net operating profit excluding adjustments to asbestos provision”, “Net operating profit excluding adjustments to asbestos provision, SCI and other related expenses and make-whole payment”, “Effective tax rate excluding adjustments to asbestos provision and tax provision write-back”, “Diluted earnings per share excluding adjustments to asbestos provision and tax provision write-back” and “EBITDA”). Unless otherwise stated, results are for the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half of the prior fiscal year.

Total Net Sales
Total net sales for the quarter increased 9% compared to the same quarter of the previous year, from US$376.6 million to US$411.4 million. For the half year, total net sales increased 12% from US$736.0 million to US$826.9 million.
Net sales from USA Fibre Cement for the quarter increased 10% from US$307.4 million to US$339.0 million and 16% for the half year from US$594.9 million to US$687.9 million, due to continued growth in sales volumes and a higher average net sales price.
Net sales from Asia Pacific Fibre Cement for the quarter increased by US$0.3 million from US$63.5 million to US$63.8 million, but were 2% lower for the half year from US$125.2 million to US$123.0 million due primarily to a decrease in the average net sales price, in both A$ and US$.
Other net sales for the quarter increased 51% from US$5.7 million to US$8.6 million and 1% for the half year from US$15.9 million to US$16.0 million. The increase in Other net sales in the quarter was due to the improved performance of the USA Hardie Pipe and European businesses.
USA Fibre Cement
Quarter
Net sales for the quarter increased 10% from US$307.4 million to US$339.0 million due to both increased sales volume and a higher average net sales price.
Sales volume increased 3% from 556.8 million square feet to 573.4 million square feet for the quarter, as primary demand for the company’s products continued to grow.
The average net sales price increased 7% from US$552 per thousand square feet to US$591 per thousand square feet.
Half year
Net sales increased 16% from US$594.9 million to US$687.9 million due to increased sales volumes and a higher average net sales price.
Sales volume increased 9% from 1,080.2 million square feet to 1,179.1 million square feet due mainly to growth in primary demand for fibre cement despite a weaker residential housing market.
The average net sales price increased 6% compared to the same period last year, from US$551 per thousand square feet to US$583 per thousand square feet.
Discussion
Although demand in the quarter was affected by a softer new housing market, net sales continued to grow through further market penetration and price improvement.
Interest rates, while still relatively low, have experienced a sustained period of modest increases that have lowered housing affordability and resulted in reduced demand for new homes and an increase in the inventories of new homes for sale. It appears many builders have chosen to reduce their inventories rather than build new homes, resulting in what the company believes is a more pronounced short-term slow-down in the demand for building products, including fibre cement. The new residential sector accounts for approximately 70% of the business’ total sales.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	2

In the exterior products category, sales volumes were flat in both the emerging and established geographic markets compared to the same quarter last year, with further market penetration against alternative siding materials, such as wood and vinyl, buffering the impact of the softer housing market.
Sales of all value-added, differentiated products including Heritage® panels, ColorPlus® pre-painted siding, Hardibacker 500® and XLD® trim continued to grow strongly during the quarter.
Sales of the ColorPlus® range of products continued to grow as a percentage of emerging market sales and were close to double the percentage recorded for the same quarter last year. As implementation of the emerging markets strategy is continuing to progress well and drive market share growth against vinyl siding, the business is stepping up its marketing of the ColorPlus® range of products in the Pacific Northwest and Southeast regions of its established markets. On the manufacturing front, there are now a total of seven ColorPlus® pre-painting lines situated across the following manufacturing facilities: Peru, Illinois; Blandon, Pennsylvania; Reno, Nevada; and Pulaski, Virginia. These lines continued to be ramped up during the quarter.
Sales for the interior products category grew strongly during the quarter and continued its trend of growing faster than the exterior products category. Much of this growth is due to the acceptance of Hardibacker 500® as a wet area wall solution and its success as a replacement for greenboard.
The increase in the average sales price for the quarter and half year reflects the impact of price increases implemented since the equivalent periods last year, as well as an increased proportion of higher-priced, differentiated products in the sales mix.
The strong net sales growth for the half year largely reflects further market penetration against alternative materials across both the emerging and established geographic markets and in the exterior and interior product categories, and an increase in the average net sales price.
Asia Pacific Fibre Cement
Net sales for the quarter increased by US$0.3 million from US$63.5 million to US$63.8 million. Net sales increased 1% in Australian dollars due to a 7% increase in sales volume, partially offset by a 6% decrease in the average net sales price.
Net sales for the half year decreased 2% from US$125.2 million to US$123.0 million. Net sales were flat in Australian dollars, due to a 4% decrease in the average net sales price, offsetting a 4% improvement in sales volume from 185.7 million square feet to 192.5 million square feet.
Australia and New Zealand Fibre Cement
Quarter
Net sales for the quarter were down by 2% to US$56.8 million compared to US$57.8 million in the same period last year. In Australian dollars, net sales decreased 1% due to the impact of competition, which led to a drop in the average net sales price.
Half year
Net sales decreased 3% from US$113.9 million to US$110.2 million due to a 4% fall in average sales price, partially offset by a 2% increase in sales volumes. In Australian dollars, net sales decreased 2%.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	3

Discussion
Despite a further softening in the new housing and renovation markets in the Australia and New Zealand business during the quarter, sales volumes increased 4% through market initiatives designed to grow primary demand for the products and by the company providing more value-added differentiated products. In Australia, sales of Linea™ cladding and Wet Area Flooring continued to increase as awareness among builders, contractors and architects grew. Sales of Linea™ weatherboards also continued to grow strongly in New Zealand.
The market launch of the premium-branded Scyon™ suite of value-added, differentiated products commenced during the quarter including: Scyon™ Wet Area Flooring; Scyon™ Trim; Scyon™ Cavity Trim; Scyon™ Axon™ cladding; Scyon™ Matrix cladding; and Scyon™ Linea™ cladding. The launch of these proprietary premium products reflects the business’ focus on increasing the proportion of value-added, differentiated products in its sales mix.
For the half year, sales volumes were also higher in a softer market compared to the same period last year due to market initiatives designed to grow primary demand for fibre cement and by increased sales of value-added, differentiated products. Competitive pressures resulted in a lower average net sales price for the half year.
Philippines Fibre Cement
Despite domestic market conditions remaining relatively weak during the six months, net sales increased for the quarter and half year due to increased sales volumes from further penetration of the new residential and commercial construction segments. An increase in the proportion of lower-priced product in the export sales mix led to a lower average net sales price.
Other
USA Hardie Pipe
Non-residential construction activity in Florida softened slightly in the second quarter, but net sales and the average sales price increased for both the quarter and half year as the business continued to focus on building sales volumes in core markets and expanding into other strategic markets.
Europe Fibre Cement
Net sales continued to grow steadily as awareness of the business’ products increased among builders and contractors.
Gross Profit
Quarter
Gross profit increased 13% from US$137.3 million to US$155.2 million. The gross profit margin increased 1.2 percentage points to 37.7%.
USA Fibre Cement gross profit increased 15% compared to the same quarter last year due to higher sales volumes and a higher average net sales price, partially offset by an increase in the cost of sales due mainly to higher raw material costs, including pulp costs which are at their highest levels for many years, and increased energy costs. Despite higher fuel costs, freight was lower than in the same period last year when premiums for carrier availability drove up costs. The gross margin increased 1.6 percentage points.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	4

Asia Pacific Fibre Cement gross profit decreased 5% primarily due to reduced profitability in the Australia and New Zealand Fibre Cement business due to a lower average net sales price, increased freight and raw material costs and costs associated with the start-up of the manufacture of new products at the Rosehill, New South Wales plant. The gross margin decreased 1.9 percentage points.
Half year
Gross profit increased 11% from US$282.6 million to US$312.9 million due mainly to a strong improvement in net sales of the USA Fibre Cement business. The gross profit margin decreased 0.6 percentage points to 37.8%.
USA Fibre Cement gross profit increased 15% compared to the same period last year due to increased net sales, partially offset by higher cost of sales and freight costs. The gross profit margin decreased 0.4 percentage points.
Asia Pacific Fibre Cement gross profit decreased 11% due to reduced profitability in all the Asia Pacific businesses. The decrease was due mainly to a lower average net sales price, increased freight and raw material costs in Australia and costs associated with the start-up of the manufacture of new products at the Rosehill, New South Wales plant. The gross margin decreased 3.4 percentage points.
Selling, General and Administrative (SG&A) Expense
SG&A expense increased 15% for the quarter, from US$49.7 million to US$57.2 million, primarily from higher costs in the USA Fibre Cement business resulting from increased spending on growth initiatives and organisational infrastructure to accommodate the company’s continued growth. As a percentage of sales, SG&A expense increased 0.7 of a percentage point to 13.9%.
For the half year, SG&A expenses increased 14% from US$95.2 million to US$108.9 million due to an increase in sales, marketing and administrative expenditure in the USA Fibre Cement business reflecting a build up of organisational infrastructure to drive growth strategies. This was partly offset by reductions in the Australia and New Zealand Fibre Cement business resulting from an increased focus on reducing costs. As a percentage of sales, SG&A expense increased 0.3 of a percentage point to 13.2%.
Research and Development Expense
Research and development expense includes costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were flat for the quarter at US$3.1 million and 5% higher for the half year at US$6.4 million.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 15% lower at US$3.5 million for the quarter but increased 5% to US$7.7 million for the half year.
SCI and Other Related Expenses
In February 2004, the Government of New South Wales (NSW) in Australia established a Special Commission of Inquiry (SCI) to investigate, among other matters, the circumstances in which the Medical Research and Compensation Foundation was established. Shortly after release of the SCI report on 21 September 2004, the company commenced negotiations with the NSW Government, the Australian Council of Trade Unions (ACTU), UnionsNSW and a representative of asbestos claimants in relation to its offer to the SCI on 14 July 2004 to provide funds voluntarily for proven Australia-based asbestos-related injury and death claims against certain former James Hardie Australian subsidiary companies. On 21 December 2004, James Hardie entered into a Heads of Agreement with the above parties to establish and fund a Special Purpose Fund (SPF) to provide funding for these claims on a long-term basis. The company subsequently entered negotiations with the NSW Government on a binding agreement that it

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	5

intends, in modified form, to put to shareholders for approval. On 1 December 2005, James Hardie and the NSW Government signed the Final Funding Agreement (FFA).
Costs incurred during the quarter associated with the SCI and other related expenses totalled US$3.2 million, bringing the total for the half year to US$5.6 million, compared with US$9.9 million incurred in the first half of the prior fiscal year.
Further information on the SCI and other related expenses can be found in Note 7 of James Hardie’s 30 September 2006 Financial Report.
Asbestos Compensation Funding Arrangement
The FFA is subject to a number of as yet unfulfilled conditions precedent. The company considers that the principal outstanding conditions to be fulfilled before the FFA becomes effective is receiving the approval of James Hardie’s lenders and shareholders.
On 23 June 2006, the Australian Taxation Office (ATO) advised the company that it declined to endorse the SPF as a tax concession charity, arguing that, in its opinion, the scope of its activities under the Trust Deed and the FFA did not meet current legislative requirements for such an endorsement.
On 29 June 2006, the ATO issued a ruling to the company to the effect that James Hardie’s contributions to the SPF would be tax deductible over the anticipated life of the arrangements in accordance with “black hole expenditure” Federal Legislation enacted in April 2006.
In mid-October James Hardie submitted to the ATO a revised draft FFA and other draft transaction documents, together with private ruling applications relating to the tax treatment of the proposed revised arrangements.
On 9 November 2006, James Hardie announced that it, the SPF and others had received private binding rulings that the company believes will deliver an acceptable outcome for the proposed SPF. The rulings have also been welcomed by the New South Wales Government and the Australian Council of Trade Unions (ACTU), with whom James Hardie settled the terms of the FFA and related agreements.
The company is now seeking to finalise an amended FFA and related agreements with the NSW Government so that all relevant documents can be signed as soon as possible and lender and shareholder approval sought. In order to do so, James Hardie and the NSW Government need to execute an amended FFA in a form which reflects the changes which were the subject of the ruling applications. In recent weeks the NSW Government and James Hardie have worked together to obtain these rulings. Throughout this process, James Hardie has provided the NSW Government with copies of submissions provided to the ATO, including relevant draft agreements, and copies of the private rulings.
In order to implement the amended FFA, certain conditions precedent will need to be satisfied, including the NSW Parliament passing facilitating legislation. The resolution of these issues involves uncertainty and there can be no assurance that the obtaining of the ATO rulings will lead to a finalisation of the amended FFA that is required to resolve the position, or that the NSW Parliament will pass such facilitating legislation. It is possible that further amendments to the FFA and related agreements or to such facilitating legislation may be sought or necessary in order to achieve an arrangement which is fully acceptable to the NSW Government as well as James Hardie. However, James Hardie believes (and understands that the NSW Government agrees) that the obtaining of the ATO rulings is an important milestone towards implementing the funding proposal.
It is anticipated that an extraordinary general meeting of shareholders to approve the implementation of the amended FFA could be convened within 10 weeks of James Hardie and the NSW Government executing the amended FFA. Given the close proximity to the Christmas and New Year holiday period and the difficulty of convening shareholder meetings during this period, the company expects this meeting could be held in February 2007.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	6

James Hardie and other relevant parties are well advanced in their work to secure lender approval, obtain an independent experts’ report and prepare the Explanatory Memorandum for shareholders.
James Hardie has offered to provide interim funding to Amaca in the event that Amaca’s finances are otherwise exhausted before the FFA is implemented in full. The commercial terms of such funding have been settled and it is expected that James Hardie will enter into interim funding documentation during November.
Adjustments to Asbestos Provision
At 30 September 2006, the asbestos provision was increased by A$55.9 million (US$41.8 million) to reflect the results of the most recent actuarial estimate prepared by KPMG Actuaries Pty Ltd and for payments made to claimants by the Medical Research and Compensation Fund during the half year.
The asbestos provision is denominated in Australian dollars. The reported value of this liability in the company’s condensed consolidated balance sheets in US dollars is therefore subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date.
The effect of these adjustments is shown in the following table:

		A$ to US$
	A$ millions	rate	US$ millions
At 31 March 2006	A$1,000.0	1.3975 to 1	US$	715.6
Effect of foreign exchange for the half year	—			32.6
Other adjustments	55.9	1.3365 to 1		41.8

At 30 September 2006	A$1,055.9	1.3365 to 1	US$	790.0

At 30 June 2006	A$1,000.0	1.3463 to 1	US$	742.8
Effect of foreign exchange for the second quarter	—			5.4
Other adjustments	55.9	1.3365 to 1		41.8

At 30 September 2006	A$1,055.9	1.3365 to 1	US$	790.0

EBIT
EBIT for the quarter decreased 46% from US$76.4 million to US$41.0 million. EBIT for the quarter includes an expense of US$47.2 million related to the adjustments to the asbestos provision, and SCI and other related expenses of US$3.2 million, as shown in the table below. The EBIT margin was 10.3 percentage points lower at 10.0%.
For the half year, EBIT decreased 33% from US$163.3 million to US$109.9 million. The EBIT margin decreased 8.9 percentage points to 13.3%. EBIT for the half year includes an expense of US$74.4 million related to adjustments to the asbestos provision and SCI and other related expenses of US$5.6 million as shown in the table below.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	7

EBIT for the Quarter — US$ millions

	Three Months and First Half Ended 30 September
	Q2 FY07	Q2 FY06	% Change	HY FY07	HY FY06	% Change

USA Fibre Cement	$97.8	$86.1	14	$201.1	$180.2	12
Asia Pacific Fibre Cement	11.5	12.0	(4)	21.8	24.4	(11)
Research & Development	(4.1)	(4.0)	3	(8.7)	(7.2)	21
Other	(1.5)	(2.6)	(42)	(4.2)	(6.1)	(31)
General Corporate	(15.5)	(15.1)	3	(25.7)	(28.0)	(8)
Adjustments to asbestos provision	(47.2)	—	—	(74.4)	—	—

EBIT	41.0	76.4	(46)	109.9	163.3	(33)

Excluding:
Asbestos provision	47.2	—	—	74.4	—	—
SCI and other related expenses	3.2	4.7	(32)	5.6	9.9	(43)

EBIT excluding asbestos provision, and SCI and other related expenses	$91.4	$81.1	13	$189.9	$173.2	10

Net sales	$411.4	$376.6	9	$826.9	$736.0	12

EBIT margin excluding adjustments to asbestos provision and SCI and other related expenses	22.2%	21.5%		23.0%	23.5%

USA Fibre Cement EBIT
USA Fibre Cement EBIT for the quarter increased 14% from US$86.1 million to US$97.8 million. For the half year, EBIT increased 12% from US$180.2 million to US$201.1 million. The increase was due to increased sales volumes and a higher average net sales price, partially offset by higher raw materials costs and SG&A expenses. The USA Fibre Cement EBIT margin was 0.8 percentage points higher at 28.8% for the quarter and fell 1.1 percentage points to 29.2% for the half year.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter decreased 4% from US$12.0 million to US$11.5 million. For the half year, EBIT decreased 11% from US$24.4 million to US$21.8 million, due to a reduced EBIT performance in each of the Asia Pacific businesses. The EBIT margin decreased 0.9 of a percentage point to 18.0% for the quarter and 1.8 percentage points to 17.7% for the half year.
Australia and New Zealand Fibre Cement EBIT for the quarter decreased slightly from US$11.3 million to US$11.1 million. In Australian dollars, EBIT fell by 1% due primarily to a lower average net sales price and increased manufacturing costs. The EBIT margin decreased slightly to 19.5%.
For the half year, EBIT for the Australia and New Zealand Fibre Cement business fell by 11% from US$22.4 million to US$20.0 million due to competitive pressures on pricing combined with increased costs. The EBIT margin decreased by 1.6 percentage points to 18.1%.
The Philippines Fibre Cement business recorded a decrease in EBIT for the quarter and the half year due to higher raw material and manufacturing costs, but remained EBIT positive.
Other EBIT
The USA Hardie Pipe business recorded a small positive EBIT for the quarter and the half year compared to a small EBIT loss in the same periods last year. This is the first EBIT positive six month period for this business since its inception.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	8

The Europe Fibre Cement business incurred an EBIT loss for the quarter and the half year as it continued to build net sales.
Following a review of the results of its roofing product trials in California, the company closed its roofing pilot plant in April 2006. During the first half of fiscal 2007, this business incurred closure costs of US$1.1 million.
General Corporate Costs
General corporate costs for the quarter increased by US$0.4 million from US$15.1 million to US$15.5 million. The increase was due to a US$0.7 million increase in employee performance-related compensation expense; an increase of US$0.7 million in defined benefit pension costs; and an increase of US$1.8 million in tax-related advice. This was partially offset by a decrease of US$1.5 million in SCI and other related expenses and a US$1.3 million decrease in other general corporate costs.
For the half year, general corporate costs decreased by US$2.3 million from US$28.0 million to US$25.7 million. The reduction was caused by a decrease of US$4.3 million in SCI and other related expenses partially offset by an increase of US$1.1 million in defined benefit pension costs and an increase of US$0.9 million in tax-related advice.
Net Interest Income (Expense)
Net interest expense for the quarter decreased by US$2.0 million, from an expense of US$1.0 million to income of US$1.0 million.
For the half year, net interest expense decreased from US$1.7 million to US$1.0 million. The decrease in interest expense was due to an increase in interest capitalised on construction projects, offset by the US$6.0 million make-whole payment incurred in the prepayment of US$ notes in May 2006.
Income Tax Expense
Income tax expense for the quarter decreased US$6.9 million from US$27.8 million to US$20.9 million. The decrease was due to a tax provision write-back of US$7.4 million that is no longer required. This was partially offset by the increase in taxable income for the quarter. No income tax benefit was recorded for the adjustments to the asbestos provision.
In addition to the write-back of the tax provision, the company’s effective tax rate for the quarter of 49.8% was also affected by the US$47.2 million adjustments to the asbestos provision. The effective tax rate excluding the adjustments to the asbestos provision and the write-back of the tax provision was 31.7%.
For the half year, the income tax expense decreased US$4.9 million from US$58.1 million to US$53.2 million. The decrease was due to the tax provision write-back of US$7.4, million partially offset by the increase in taxable income for the half year. The effective tax rate excluding the adjustments to the asbestos provision and the write-back of the tax provision was 33.1%.
Disputed Amended Australian Income Tax Assessment
As announced on 22 March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after a subsequent

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	9

remission of general interest charges by the ATO, the total was changed to A$378.0 million, comprising A$172.0 million of primary tax after allowable credits, A$43.0 million of penalties (representing 25% of primary tax) and A$163.0 million of general interest charges.
RCI is appealing the amended assessment. On 5 July 2006, pursuant to the agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the company made a payment of A$189.0 million (US$141.4 million). The company also agreed to guarantee the payment of the remaining 50% of the amended assessment should its appeal not be successful and to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued general interest charges of A$2.9 million (US$2.2 million) was paid on 16 October 2006. However, the company has not recorded any liability at 30 September 2006 for the remainder of the amended assessment because, at this time, the company believes RCI’s view of its tax position will be upheld on appeal; therefore no such liability is probable in accordance with US accounting standards.
The company has treated the payment on 5 July 2006 as a deposit in the condensed consolidated financial statements and the company intends to treat any future payments as a deposit pending resolution of this matter.
Readers are referred to Note 9 of the 30 September 2006 Financial Report for further information on the ATO amended assessment.
Net Operating Profit
Net operating profit for the quarter decreased from US$47.6 million to US$21.1 million. Net operating profit includes a US$47.2 million charge relating to adjustments to the asbestos provision, SCI and other related expenses of US$3.2 million (US$3.0 million after tax) and a tax provision write-back of US$7.4 million. For the quarter, net operating profit excluding adjustments to the asbestos provision, SCI and other related expenses and the tax provision write-back increased 23% from US$52.0 million to US$63.9 million as shown in the table below.
For the half year, net operating profit decreased from US$103.5 million to US$56.6 million including adjustments to the asbestos provision for the half year of US$74.4 million. Also included in net operating profit for the half year are SCI and other related expenses of US$5.6 million (US$5.2 million after tax), the make-whole payment on the prepayment of the US$ notes of US$6.0 million (US$5.6 million after tax) and a tax provision write-back of US$7.4 million. For the half year, net operating profit excluding the adjustments to the asbestos provision, SCI and other related expenses, the make-whole payment and the tax provision write-back increased 19% to US$134.4 million as shown in the table below.
Net Operating Profit — US$ millions

	Three Months and First Half Ended 30 September
	Q2 FY07	Q2 FY06	% Change	HY FY07	HY FY06	% Change

Net operating profit	$21.1	$47.6	(56)	$56.6	$103.5	(45)

Excluding:
Adjustments to asbestos provision	47.2	—	—	74.4	—	—
SCI and other related expenses (net of tax)	3.0	4.4	(32)	5.2	9.3	(44)
Make-whole payment (net of tax)	—	—	—	5.6	—	—
Tax provision write-back	(7.4)	—	—	(7.4)	—	—

Net operating profit excluding adjustments to asbestos provision, SCI and other related expenses, make-whole payment and tax provision write-back	$63.9	$52.0	23	$134.4	$112.8	19

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	10

The company has included the above financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations excluding asbestos-related charges, the make-whole payment and the tax provision write-back.
Liquidity and Capital Resources
The company has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity. The company believes that it can meet its present working capital requirements for at least the next 12 months based on its current capital resources. Any cash commitments arising from the FFA will be met either from cash generated by operating activities or, should this prove insufficient, from borrowings under existing credit facilities.
The company had cash and cash equivalents of US$47.3 million as of 30 September 2006. At that date it also had credit facilities totalling US$355.0 million, of which US$135.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 30 September 2006
Description	Effective Interest Rate	Total Facility	Principal Drawn

(US$ millions)

US$364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2007	5.78%	$55.0	$25.0

US$364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2007	5.78%	55.0	45.0

US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2007	5.90%	135.0	—

US$ term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2006	5.90%	110.0	65.0

Total		$355.0	$135.0

At 30 September 2006, the company had net debt of US$87.7 million, compared with net cash of US$12.4 million at 31 March 2006.
The company has US$ 364-day facilities in the amount of US$110.0 million, some of which expire in December 2007 and others which expire in June 2007 (extensions to December 2007 have been requested in relation to the facilities which expire in June 2007), and term facilities in the amount of US$245.0 million, some of which expire in March 2007 and others which expire in December 2006 (extensions to March 2007 have been requested in relation to the facilities which expire in December 2006). At 30 September 2006, there was US$135.0 million drawn under the combined facilities and US$220.0 million was available, but unutilised.
Upon satisfaction of the conditions precedent to the full implementation of the FFA, including lender approval, the maturity date of the US$245.0 million facilities will be automatically extended until June 2010 (assuming the remaining banks agree to the March 2007 extension). However, if the conditions precedent to the full implementation of the FFA are not satisfied, the company may not be able to renew its credit facilities on substantially similar terms, or at all; it may have to pay additional fees and expenses

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	11

that it might not have to pay under normal circumstances; and it may have to agree to terms that could increase the cost of its debt structure.
Additionally, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the company made a payment of A$189.0 million (US$141.4 million) along with the provision of a guarantee from JHI NV in favour of the ATO for the unpaid balance. The company has also agreed to pay general interest charges accruing on the unpaid balance of the assessment in arrears on a quarterly basis. Even if the company is ultimately successful in its appeal and the cash deposit is refunded, this procedural requirement to post a cash deposit materially and adversely affects the company’s financial position and liquidity in the intervening period. See “Income Tax Expense” above for further information on the ATO amended assessment.
If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, reduce or eliminate dividend payments or take other measures to conserve cash in order to meet its future cash flow requirements. Nevertheless, the company believes it will have sufficient funds to meet its planned working capital and other cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year.
Cash flow
Operating cash flow for the half year fell from US$147.8 million to a utilisation of US$22.3 million primarily due to the A$189.0 million (US$141.4 million) ATO deposit payment. Operating cash flow also decreased as a result of an increase of US$5.7 million in investment in working capital and US$7.8 million higher income tax payments.
Capital expenditure for the purchase of property, plant and equipment decreased from US$75.0 million to US$61.4 million for the half year.
Asbestos Compensation Funding Arrangement
In late 2005, the Board of JHI NV approved the FFA to provide long-term funding for proven Australian-based asbestos-related personal injury claims that result from exposure to products made by former James Hardie Australian subsidiaries. Representatives of the company and the NSW Government signed the FFA on 1 December 2005.
The FFA was negotiated in accordance with the terms of the Heads of Agreement signed on 21 December 2004. It is a legally-binding agreement and sets out the basis on which James Hardie will provide funding to the SPF. The arrangements include:
•	the establishment of the SPF to compensate Australian asbestos-related personal injury claimants with proven claims against the former James Hardie Group subsidiaries (Amaca Pty Ltd, Amaba Pty Ltd or ABN 60 Pty Ltd);

•	initial funding of the SPF by James Hardie calculated at that time at approximately A$154 million;

•	a two-year rolling cash ‘buffer’ in the SPF and, subject to the cap described below, an annual contribution in advance to top up those funds to equal the actuarially calculated estimate of expected Australian asbestos-related personal injury claims against the former James Hardie Group subsidiaries for the following three years, to be revised annually;

•	a cap on the annual James Hardie payments to the SPF in all years, except the first year, initially set at 35% of James Hardie’s free cash flow (defined as cash from operations in accordance with US accounting standards in force at the date of the FFA) for the immediately preceding financial year, with provisions for the percentage to decline over time, depending on James Hardie’s financial performance (and therefore the contributions already made to the SPF) and the claims outlook;

•	an initial term of approximately 40 years;

•	no cap on individual payments to proven claimants; and

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	12

•	special compensation arrangements for members of the Baryulgil community for asbestos-related claims arising from the activities of Marlew Mining Pty Ltd.
The FFA remains subject to a number of conditions precedent, the most notable being approval by James Hardie’s lenders and shareholders. Also, as described above under “SCI and Other Related Expenses”, James Hardie is now seeking to finalise amendments to the FFA and related agreements necessary to reflect the amendments which were the subject of the favourable rulings described above.
Readers are referred to “SCI and Other Related Expenses” above and Note 7 of the company’s 30 September 2006 Financial Report for further information on the voluntary funding proposal, and for information on the SCI and related matters.
END
Media/Analyst Enquiries:
Steve Ashe
Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation and a Financial Report.
These documents, along with a webcast of the presentation on 13 November 2006, are available from the Investor Relations area of the James Hardie website at www.jameshardie.com

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	13

Definitions
Financial Measures – US GAAP equivalents
EBIT and EBIT margin – EBIT is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit – is equivalent to the US GAAP measure of income.
Net operating profit – is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt/cash divided by net debt/cash plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense.
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt/cash divided by cash flow from operations.
Net debt/cash – short-term and long-term debt less cash and cash equivalents.
Non-US GAAP Financial Measures
EBIT and EBIT margin excluding adjustments to asbestos provision – EBIT and EBIT margin excluding adjustments to asbestos provision are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Million	FY07	FY06	FY07	FY06
EBIT	$41.0	$76.4	$109.9	$163.3
Adjustments to asbestos provision	47.2	—	74.4	—

EBIT excluding adjustments to asbestos provision	88.2	76.4	184.3	163.3
Net Sales	$411.4	$376.6	$826.9	$736.0
EBIT margin excluding adjustments to asbestos provision	21.4%	20.3%	22.3%	22.2%

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	14

EBIT excluding adjustments to asbestos provision and SCI and other related expenses – EBIT excluding adjustments to asbestos provision, and SCI and other related expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT. James Hardie has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Million	FY07	FY06	FY07	FY06
EBIT	$41.0	$76.4	$109.9	$163.3
Adjustments to asbestos provision	47.2	—	74.4	—
SCI and other related expenses	3.2	4.7	5.6	9.9

EBIT excluding adjustments to asbestos provision and SCI and other related expenses	$91.4	$81.1	$189.9	$173.2

Net operating profit excluding adjustments to asbestos provision – Net operating profit excluding adjustments to asbestos provision is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Million	FY07	FY06	FY07	FY06
Net operating profit	$21.1	$47.6	$56.6	$103.5
Adjustments to asbestos provision	47.2	—	74.4	—

Net operating profit excluding adjustments to asbestos provision	$68.3	$47.6	$131.0	$103.5

Diluted earnings per share excluding adjustments to asbestos provision and tax provision write-back – Diluted earnings per share excluding adjustments to asbestos provision and tax provision write-back is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Million	FY07	FY06	FY07	FY06
Net operating profit	$21.1	$47.6	$56.6	$103.5
Adjustments to asbestos provision	47.2	—	74.4	—
Tax provision write-back	(7.4)	—	(7.4)	—

Net operating profit excluding adjustments to asbestos provision and tax provision write-back	$60.9	$47.6	$123.6	$103.5
Weighted average common shares outstanding - Diluted (millions)	465.1	466.8	466.0	465.0
Diluted earnings per share excluding adjustments to asbestos provision and tax provision write-back (US cents)	13.1	10.2	26.5	22.3

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	15

Effective tax rate excluding adjustments to asbestos provision and tax provision write-back – Effective tax rate excluding adjustments to asbestos provision and tax provision write-back is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Million	FY07	FY06	FY07	FY06
Operating profit before income taxes	$42.0	$75.4	$108.9	$161.6
Adjustments to asbestos provision	47.2	—	74.4	—

Operating profit excluding adjustments to asbestos provision before income taxes	$89.2	$75.4	$183.3	$161.6

Income tax expense	20.9	27.8	53.2	58.1
Tax provision write-back	7.4	—	7.4	—

Income tax expense excluding tax provision write-back	$28.3	$27.8	$60.6	$58.1

Effective tax rate excluding adjustments to asbestos provision and tax provision write-back	31.7%	36.9%	33.1%	36.0%

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.
Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the asbestos provision initially recorded in the fourth quarter of fiscal year 2006 and believes that shareholders will do the same.
As set forth in Note 7 of the 30 September 2006 Financial Report, the asbestos provision, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financials statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI NV’s financial statements and related notes contained in the 30 September 2006 Financial Report.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	16

James Hardie Industries N.V.
Consolidated Balance Sheet
30 September 2006
(Unaudited)

	Total Fibre
	Cement
	Operations
	- excluding
	effect of	Asbestos
US$ Million	asbestos	Provision	As Reported

ASSETS
Current assets:
Cash and cash equivalents	$47.3	$—	$47.3
Restricted cash	5.0		5.0
Accounts and notes receivable, net of allowance for doubtful accounts of $1.5 million	157.6	—	157.6
Inventories	142.2	—	142.2
Prepaid expenses and other current assets	49.3	—	49.3
Deferred income taxes	24.8	—	24.8

Total current assets	426.2	—	426.2
Property, plant and equipment, net	816.1	—	816.1
Deferred income taxes	5.3	—	5.3
Deposit with Australian Taxation Office	141.4		141.4
Other assets	7.3	—	7.3

Total assets	$1,396.3	$—	$1,396.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$116.5	$—	$116.5
Short-term debt	135.0	—	135.0
Accrued payroll and employee benefits	38.5	—	38.5
Accrued product warranties	8.1	—	8.1
Income taxes payable	16.4	—	16.4
Other liabilities	3.1	—	3.1

Total current liabilities	317.6	—	317.6
Deferred income taxes	91.6	—	91.6
Accrued product warranties	7.3	—	7.3
Asbestos provision	—	790.0	790.0
Other liabilities	49.1	—	49.1

Total liabilities	465.6	790.0	1,255.6

Commitments and contingencies

Shareholders’ equity
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 463,735,445 shares issued and outstanding	253.2	—	253.2
Additional paid-in capital	161.8	—	161.8
Retained earnings (deficit)	539.6	(790.0)	(250.4)
Employee loans	(0.3)	—	(0.3)
Accumulated other comprehensive loss	(23.6)	—	(23.6)

Total shareholders’ equity	930.7	(790.0)	140.7

Total liabilities and shareholders’ equity	$1,396.3	$—	$1,396.3

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	17

James Hardie Industries N.V.
Consolidated Statement of Income
For the six months ended 30 September 2006
(Unaudited)

	Total Fibre
	Cement
	Operations
	- excluding
	effect of		Asbestos
US$ Million	asbestos		Provision	As Reported

Net Sales
USA Fibre Cement		$687.9	$—		$687.9
Asia Pacific Fibre Cement		123.0	—		123.0
Other		16.0	—		16.0

Total Net Sales		826.9	—		826.9
Cost of goods sold		(514.0)	—		(514.0)

Gross profit		312.9	—		312.9
Selling, general and administrative expenses		(108.9)	—		(108.9)
Research and development expenses		(14.1)	—		(14.1)
SCI and other related expenses		(5.6)	—		(5.6)
Adjustments to asbestos provision		—	(74.4)		(74.4)

EBIT		184.3	(74.4)		109.9
Net interest expense		(1.0)	—		(1.0)

Operating profit before income taxes		183.3	(74.4)		108.9
Income tax expense		(53.2)	—		(53.2)

Operating Profit Before Cumulative Effect of Change in Accounting Principle		130.1	(74.4)		55.7
Cumulative effect of change in accounting principle for stock- based compensation (net of $0.4 million tax)		0.9	—		0.9

Net Operating Profit		$131.0	$(74.4)		$56.6

Effective Tax Rate		29.0%	—		48.9%

Volume (mmsf)
USA Fibre Cement		1,179.1	—		1,179.1
Asia Pacific Fibre Cement		192.5	—		192.5

Average net sales price per unit (per msf)			—
USA Fibre Cement	US$	583	—	US$	583
Asia Pacific Fibre Cement	A$	849	—	A$	849

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	18

James Hardie Industries N.V.
Consolidated Statement of Cash Flows
For the six months ended 30 September 2006
(Unaudited)

	Total Fibre
	Cement
	Operations
	- excluding
	effect of	Asbestos
US $ Million	asbestos	Provision	As Reported

Cash Flows From Operating Activities
Net income (loss)	$131.0	$(74.4)	$56.6
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortisation	24.2	—	24.2
Deferred income taxes	17.4	—	17.4
Prepaid pension cost	1.5	—	1.5
Stock-based compensation	1.4	—	1.4
Asbestos provision	—	74.4	74.4
Cumulative effect of change in accounting principle	(0.9)	—	(0.9)
Deposit with Australian Taxation Office	(141.4)		(141.4)
Changes in operating assets and liabilities:
Restricted cash	(5.0)	—	(5.0)
Accounts and notes receivable	(1.9)	—	(1.9)
Inventories	(16.8)	—	(16.8)
Prepaid expenses and other current assets	(16.6)	—	(16.6)
Accounts payable and accrued liabilities	(1.9)	—	(1.9)
Other accrued liabilities and other liabilities	(13.3)	—	(13.3)

Net cash used in operating activities	(22.3)	—	(22.3)

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(61.4)	—	(61.4)

Net cash used in investing activities	(61.4)	—	(61.4)

Cash Flows From Financing Activities
Repayments of long-term debt	(121.7)	—	(121.7)
Repayments of short-term debt	(46.0)	—	(46.0)
Proceeds from issuance of shares	1.5	—	1.5
Winfall income tax benefit from stock option expense	0.1	—	0.1
Dividends paid	(18.7)	—	(18.7)
Collections of loans receivable	0.1		0.1

Net cash used in financing activities	(184.7)	—	(184.7)

Effects of exchange rate changes on cash	0.6	—	0.6
Net decrease in cash and cash equivalents	(267.8)	—	(267.8)
Cash and cash equivalents at beginning of period	315.1	—	315.1

Cash and cash equivalents at end of period	$47.3	$—	$47.3

Components of Cash and Cash Equivalents
Cash at bank and on hand	$27.0	$—	$27.0
Short-term deposits	20.3	—	20.3

Cash and cash equivalents at end of period	$47.3	$—	$47.3

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	19

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
▪	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;
▪	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;
▪	expectations concerning the Australian Tax Office amended assessment;
▪	expectations that our credit facilities will be extended or renewed;
▪	projections of our operating results or financial condition;
▪	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;
▪	statements about our future performance; and
▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of regulation S-K. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Management’s Analysis of Results: James Hardie — 2nd Quarter and Half Year FY07	20

FY07 2nd Quarter and Half Year Results 13 November 2006 In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document on pages 58 and 59. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet (mmsf)" and "thousand square feet (msf)"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt/cash"); and Non-US GAAP financial measures ("EBIT" and "EBIT margin excluding adjustments to asbestos provision", "EBIT and EBIT margin excluding adjustments to asbestos provision, and SCI and other related expenses", "Net operating profit excluding adjustments to asbestos provision", "Net operating profit excluding adjustments to asbestos provision, SCI and other related expenses and make-whole payment", "Effective tax rate excluding adjustments to asbestos provision and tax provision write-back", "Diluted earnings per share excluding adjustments to asbestos provision and tax provision write-back" and "EBITDA"). Unless otherwise stated, results are for the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half of the prior fiscal year.

Overview and Operating Review - Louis Gries, CEO Financial Review - Russell Chenu, CFO Voluntary asbestos-related compensation funding proposal - Russell Chenu, CFO Questions and Answers Agenda

Overview Results significantly affected by adjustments to asbestos provision Q2 charge - US$47.2m Half year charge - US$74.4m 2nd quarter net operating profit down 56% to US$21.1m and half year net operating profit down 45% to US$56.6m Strong net operating profit for quarter and half year (excluding adjustments to asbestos provision) despite softer market conditions in major businesses 2nd quarter up 43% to US$68.3m Half year up 27% to US$131.0m

Overview - continued Results also include a tax provision write-back, SCI and other related expenses and make-whole payment (half year only). Excluding these and adjustments to asbestos provision: 2nd quarter net operating profit up 23% to US$63.9m Half year net operating profit up 19% to US$134.4m Interim dividend of US5 cents announced Favourable tax rulings received for amended proposed long-term voluntary asbestos compensation funding arrangement - now moving to finalise amended Final Funding Agreement (FFA) with NSW Government Hopeful of February 2007 shareholder meeting to approve compensation funding proposal

Overview - continued 2nd Quarter and Half Year FY07 Q2'07 % HY'06 % Net Sales up 9 up 12 Gross Profit up 13 up 11 EBIT down 46 down 33 Net Operating Profit down 56 down 45 Note: results include adjustments to asbestos provision, tax provision write-back, SCI and other related expenses and debt make-whole payment.

Highlights USA Fibre Cement - good top-line and bottom line growth in much softer housing market Asia Pacific Fibre Cement Australia and New Zealand - volume growth in softer market, but EBIT affected by lower prices Philippines - remained EBIT positive USA Hardie Pipe - EBIT positive for quarter and half year Interim dividend of US5 cents declared - payable 8 January 2007

Operating Review Louis Gries, CEO

USA Fibre Cement

2nd Quarter Result - Good Sales Growth Net Sales up 10% to US$339.0 million Sales Volume up 3% to 573.4 mmsf Average Price up 7% to US$591 per msf EBIT up 14% to US$97.8 million EBIT Margin up 0.8 pt to 28.8% USA Fibre Cement

USA Fibre Cement New housing construction weakened further in 2nd quarter Lower builder confidence Affordability affecting demand (although interest rates still low) Supply greater than demand Builders drawing on existing inventories Regional variances in demand Repair and remodelling activity healthy during 2nd quarter

USA Fibre Cement Key Points Demand overall affected by impact of much softer housing construction market Continued to outperform new construction market due to further penetration against alternative materials (mainly wood and vinyl) ColorPlus(r) sales up significantly as proportion of total sales Strong growth in sales of interior products Higher average sales price Attractive margins maintained despite higher costs Pulp up 21% v Q2 FY06

USA Fibre Cement New housing slow-down Regional variances but no significant advantages or disadvantages for business overall Business has maintained spending on growth initiatives Focus on manufacturing efficiencies and other cost savings

USA Fibre Cement Outlook Further softening in demand for new housing expected Repair and remodelling activity level expected to remain ahead of new housing construction Volume growth to be affected further in Q3 Continued out-performance of market overall Input costs to remain high in short-term

USA Fibre Cement

Top Line Growth

JH Volume
JH Revenue
Housing Starts
Volume (mmsf) / Starts (000's Units)
Revenue (USDM)
3,000
2,800
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
Q2FY07

14

USA Fibre Cement Top Line Growth 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 2,200 2,400 2,600 2,800 3,000 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 Q2FY07 Volume (mmsf) / Starts (000's Units) $0 $100 $200 $300 $400 $500 $600 $700 $800 $900 $1,000 $1,100 $1,200 $1,300 Revenue (USDM) JH Volume JH Revenue Housing Starts

USA Fibre Cement

Average Selling Price

US$ per MSF
620
600
580
560
540
520
500
480
460
440
420
400
380
360
FY00
FY01
FY02
FY03
FY04
FY05
FY06
Q2FY07

15

USA Fibre Cement Average Selling Price US$ per MSF

USA Fibre Cement *Excludes restructuring and other operating expenses of US$12.6 million in Q3'FY02 EBIT and EBIT Margin* 0 20 40 60 80 100 120 FY01 FY02 FY03 FY04 Q1 FY05 Q1 FY06 Q2 FY07 EBIT US$M 0 5 10 15 20 25 30 35 EBIT MARGIN % EBIT EBIT/Sales

USA Fibre Cement Strategy Aggressively grow demand for our products in targeted markets Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors, introducing differentiated products to reduce direct price competition

USA Fibre Cement Organisational change Transitioning established and emerging market structure into three operating divisions: Northern Division Southern Division Western Division All divisions continue to be managed by a general manager with sales, marketing and manufacturing responsibilities Change designed to improve capability for maximising growth opportunities

James Hardie

Senior Leadership Team

- Louis Gries, Chief Executive Officer
  - Benjamin Butterfield, General Counsel
  - Russell Chenu, Chief Financial Officer
  - Robert Russell, VP Engineering
  - Mark Fisher, VP Research and Development
  - Australian Based
    - Steve Ashe, VP Investor Relations
    - Peter Baker, EVP Australia
  - Jamie Chilcoff, VP International Business
  - Grant Gustafson, VP Interiors and Business Development
  - Nigel Rigby, VP/General Manager Northern Division
  - VP/General Manager Southern Division
  - Gigi Myung, VP/General Manager Western Division
  - Cathy Wallace, VP Human Resources

19

Senior Leadership Team Louis Gries Chief Executive Officer Robert Russell VP Engineering Mark Fisher VP Research and Development Russell Chenu Chief Financial Officer Benjamin Butterfield General Counsel Peter Baker EVP Australia Steve Ashe VP Investor Relations Grant Gustafson VP Interiors and Business Development Australian Based Nigel Rigby VP/General Manager Northern Division VP/General Manager Southern Division Gigi Myung VP/General Manager Western Division Cathy Wallace VP Human Resources Jamie Chilcoff VP International Business

James Hardie

Asia Pacific Fibre Cement

scyon
CHALLENGE CONVENTION
TM

20

Asia Pacific Fibre Cement

Asia Pacific Fibre Cement 2nd Quarter Result Net Sales flat at US$63.8 million Sales Volume up 7% to 100.7 mmsf EBIT down 4% to US$11.5 million EBIT Margin down 0.9 pt to 18.0%

Strategy Grow primary demand for our products Vigorously protect and grow category share in existing market segments Leverage our superior technology to offer differentiated products and systems with superior value to those of competitors Asia Pacific Fibre Cement

Asia Pacific Fibre Cement Key Points Weaker new housing and renovations markets in Australia and New Zealand; Philippines remained weak Q2 sales volumes up 4% in ANZ Increasing proportion of value-added, differentiated products in ANZ sales mix Commenced launch of Scyon(tm) range of premium products ANZ EBIT down slightly - lower prices and increased manufacturing costs, EBIT margin 19.5% Philippines remained EBIT positive

Asia Pacific Fibre Cement Outlook Australia and New Zealand No near-term improvement in new housing and renovations activity Market initiatives to help grow primary demand Prices for core products to remain under pressure Manufacturing and cost efficiencies Philippines No significant change to market conditions in short term, but small improvement in net sales expected due to market penetration

Other USA Hardie Pipe Increased net sales - both volume and price up Focus on building volumes in core markets and expanding into other strategic markets EBIT positive for quarter and half year Europe Fibre Cement Sales of siding and backerboard growing steadily

Overall Outlook for Operations USA Fibre Cement Further softening in demand for new housing expected to impact Q3 sales Continue to outperform market overall Asia Pacific Fibre Cement Market conditions to remain challenging, but growth in primary demand expected

Financial Review Russell Chenu, CFO

Overview Results significantly affected by charges resulting from adjustments to asbestos provision. These are: Due to impact of foreign currency movements on A$ denominated asbestos liability: Q2 - US$5.4m Half year - US$32.6m Due to changes in KPMG Actuaries' actuarial assessment at 30 September 2006 US$41.8m charge

Overview - continued Balance sheet remains very strong excluding asbestos provision Cash and unused term facilities - US$267.3m Net debt - US$87.7m Cash flow adversely affected by US$141.4m cash payment in July by RCI re 1999 amended assessment Interim dividend of US5 cents declared Record date 15 December 2006 Payment date 8 January 2007

US$ Million Q2'07 Q2'06 % Change Net sales 411.4 376.6 9 Gross profit 155.2 137.3 13 SG&A expenses (57.2) (49.7) 15 Research & development expense (6.6) (7.1) (7) SCI and other related expenses (3.2) (4.7) (32) Other operating income - 0.6 - Adjustments to asbestos provision (47.2) - - EBIT 41.0 76.4 (46) Net interest income (expense) 1.0 (1.0) - Income tax expense (20.9) (27.8) (25) Net operating profit 21.1 47.6 (56) Results - Q2

US$ Million Q2'07 Q2'06 % Change Net operating profit 21.1 47.6 (56) Adjustments to asbestos provision 47.2 - - Net operating profit excluding adjustments to asbestos provision 68.3 47.6 43 SCI and other related expenses (net of tax) 3.0 4.4 (32) Tax provision write-back (7.4) - - Net operating profit excluding adjustments to asbestos provision, SCI and other related expenses, and tax provision write-back 63.9 52.0 23 Results - Q2

Results - Half Year US$ Million HY'07 HY'06 % Change Net sales 826.9 736.0 12 Gross profit 312.9 282.6 11 SG&A expenses (108.9) (95.2) 14 Research & development expense (14.1) (13.4) 5 SCI and other related expenses (5.6) (9.9) (43) Other operating expense - (0.8) - Adjustments to asbestos provision (74.4) - - EBIT 109.9 163.3 (33) Net interest income (expense) (1.0) (1.7) - Income tax expense (53.2) (58.1) (8) Effect of change in accounting principle 0.9 - - Net operating profit 56.6 103.5 (45)

US$ Million HY'07 HY'06 % Change Net operating profit 56.6 103.5 (45) Adjustments to asbestos provision 74.4 - - Net operating profit excluding adjustments to asbestos provision 131.0 103.5 27 SCI and other related expenses (net of tax) 5.2 9.3 (44) Debt make-whole payment (net of tax) 5.6 - - Tax provision write-back (7.4) - - Net operating profit excluding adjustments to asbestos provision, SCI and other related expenses, debt make-whole payment and tax provision write-back 134.4 112.8 19 Results - Half Year

Segment Net Sales - Q2 US$ Million Q2 '07 Q2 '06 % Change USA Fibre Cement 339.0 307.4 10 Asia Pacific Fibre Cement 63.8 63.5 - Other 8.6 5.7 51 Total 411.4 376.6 9

Segment Net Sales - Half Year US$ Million HY '07 HY '06 % Change USA Fibre Cement 687.9 594.9 16 Asia Pacific Fibre Cement 123.0 125.2 (2) Other 16.0 15.9 1 Total 826.9 736.0 12

Segment EBIT - Q2 US$ Million Q2 '07 Q2 '06 % Change USA Fibre Cement 97.8 86.1 14 Asia Pacific Fibre Cement 11.5 12.0 (4) Other (1.5) (2.6) (42) R & D (4.1) (4.0) 3 Total Segment EBIT 103.7 91.5 13 General Corporate (15.5) (15.1) 3 Total EBIT excluding adjustments to asbestos provision 88.2 76.4 15 Adjustments to asbestos provision (47.2) - - Total EBIT 41.0 76.4 (46) R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses

Segment EBIT - Half Year US$ Million HY '07 HY '06 % Change USA Fibre Cement 201.1 180.2 12 Asia Pacific Fibre Cement 21.8 24.4 (11) Other (4.2) (6.1) (31) R & D (8.7) (7.2) 21 Total Segment EBIT 210.0 191.3 10 General Corporate (25.7) (28.0) (8) Total EBIT excluding adjustments to asbestos provision 184.3 163.3 13 Adjustments to asbestos provision (74.4) - - Total EBIT 109.9 163.3 (33) R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses

Corporate Costs - Q2 US$ Million Q2'07 Q2'06 % Change Stock compensation expense 1.2 1.2 - Australian pension plan SCI and other related expenses 0.8 3.2 0.1 4.7 - (32) Other costs 10.3 9.1 13 Total 15.5 15.1 3

Corporate Costs - Half Year US$ Million HY'07 HY'06 % Change Stock compensation expense 2.7 2.3 17 Australian pension plan SCI and other related expenses 1.5 5.6 0.4 9.9 - (43) Other costs 15.9 15.4 (3) Total 25.7 28.0 (8)

Net Interest Expense US$ Million Q2'07 Q2'06 %Change Net interest income (expense) 1.0 (1.0) - HY'07 HY'06 %Change Net interest expense (1.0) (1.7) (41) HY 2007 includes US$6.0 million make-whole payment.

Income tax expense - Q2 US$ Million Q2'07 Q2'06 Operating profit before income taxes 42.0 75.4 Adjustments to asbestos provision 47.2 - Operating profit before income taxes excluding adjustments to asbestos provision 89.2 75.4 Income tax expense 20.9 27.8 Tax provision write-back 7.4 - Income tax expense excluding tax provision write-back 28.3 27.8 Effective tax rate excluding adjustments to asbestos provision and tax provision write-back 31.7% 36.9%

Income tax expense - Half Year US$ Million HY'07 HY'06 Operating profit before income taxes 108.9 161.6 Adjustments to asbestos provision 74.4 - Operating profit before income taxes excluding adjustments to asbestos provision 183.3 161.6 Income tax expense 53.2 58.1 Tax provision write-back 7.4 - Income tax expense excluding tax provision write-back 60.6 58.1 Effective tax rate 33.1% 36.0%

Segment EBITDA - Q2 US$ Million Q2'07 Q2'06 % Change EBIT USA Fibre Cement 97.8 86.1 14 Asia Pacific Fibre Cement 11.5 12.0 (4) Other (1.5) (2.6) (42) R & D (4.1) (4.0) 3 General Corporate (15.5) (15.1) 3 Adjustments to asbestos provision (47.2) - - Depreciation and Amortisation USA Fibre Cement 10.0 10.2 (2) Asia Pacific Fibre Cement 2.6 2.2 18 Other 0.6 0.7 (14) Total EBITDA 54.2 89.5 (39)

Segment EBITDA - Half Year US$ Million HY'07 HY'06 % Change EBIT USA Fibre Cement 201.1 180.2 12 Asia Pacific Fibre Cement 21.8 24.4 (11) Other (4.2) (6.1) (31) R & D (8.7) (7.2) 21 General Corporate (25.7) (28.0) (8) Adjustments to asbestos provision (74.4) - - Depreciation and Amortisation USA Fibre Cement 17.9 16.3 10 Asia Pacific Fibre Cement 5.1 4.7 9 Other 1.2 1.5 (20) Total EBITDA 134.1 185.8 (28)

Capital expenditure - Half Year US$ Million HY '07 HY '06 % Change USA Fibre Cement 54.0 71.8 (25) Asia Pacific Fibre Cement 5.3 2.8 89 Other 2.1 0.4 - Total 61.4 75.0 (18)

Key Ratios HY'07 FY'06 FY '05 FY04 EPS (Diluted)3 26.5c 44.9c 27.7c 27.2c Dividend Paid per share 4.0c 10.0c 3.0c 5.0c Return on Shareholders' Funds1,2 28.8% 29.6% 22.4% 27.6% Return on Capital Employed2 32.2% 32.1% 23.6% 23.4% EBIT/ Sales (EBIT margin) 22.3% 20.9% 16.2% 17.5% Gearing Ratio 38.4% (1.6)% 6.8% 17.0% Net Interest Expense Cover3 184.3x - 38.5x 17.2x Net Interest Paid Cover 21.5x 89.0x 17.8x 14.8x Net Debt Payback 8.8mths - 2.5 mths 0.6 years 1 Total company 2 Annualised 3 Excluding adjustments to asbestos provision, SCI and other related expenses and tax provision write-back

James Hardie

Voluntary asbestos-related compensation funding proposal

Russell Chenu, CFO

Voluntary asbestos-related compensation funding proposal Russell Chenu, CFO

Voluntary Asbestos Compensation Funding Proposal Update Submitted private ruling applications to Australian Taxation Office (ATO) August through October on amendments made to funding proposal in response to previous adverse ruling on tax exempt status of proposed Special Purpose Fund Amendments and intended tax outcome consistent with principles in Heads of Agreement, and Final Funding Agreement signed 1 December 2005 Announced receipt of favourable taxation rulings from ATO on amended funding proposal 9 November 2006 ATO rulings provide tax outcome for proposed Special Purpose Fund acceptable to JHI NV

Voluntary Asbestos Compensation Funding Proposal Update (continued) James Hardie is now moving to finalise amended FFA and related documents with NSW Government Implementation of amended FFA requires: James Hardie and NSW Government to sign all relevant documents NSW Government facilitating legislation to be passed Obtaining updated actuarial report Obtaining independent expert's report Preparing explanatory memorandum for shareholders Obtaining lender and shareholder approval

Voluntary Asbestos Compensation Funding Proposal Update (continued) James Hardie expects shareholder meeting could be held February 2007 Medical Research and Compensation Fund (MRCF) expected to have sufficient funds to early 2007 James Hardie is arranging interim funding for MRCF as back-up Initial payment to SPF expected to be made following shareholder approval of proposal Amount to be determined, but approximately A$200m SPF will be consolidated for reporting purposes

Voluntary Asbestos Compensation Funding Proposal KPMG Actuaries' estimate of liabilities - at 30 September 2006 A$m Net liability at 31 March 2006 allowing for cost savings for NSW only 1,517.0 Expected net claims payment (35.1) Unwind of discount 41.0 Change in discount rate (0.4) Expected net liability at 30 September 2006 adjusted for discount rate 1,522.5 Impact of change in valuation bases: Claim numbers and peak year 62.6 Nil settlement rate (8.5) Average claims costs and legal costs (50.2) Claims inflation 43.4 Emerging experience on reported claims and pending claims (15.0) Total development in net liability 32.3 Net liability at 30 September 2006 allowing for cost savings in NSW only 1,554.8

James Hardie

Voluntary Asbestos Compensation Funding Proposal

Comparison of KPMG Actuaries' estimates over time

A$ billions	30 Jun 04	31 Mar 05	30 Jun 05	31 Mar 06	30 Sept 06
Central Estimate – Discounted	1.536	1.685	1.568[1]	1.517[1]	1.555[1]
Central Estimate – Undiscounted	3.586	3.604	3.131[1]	3.079[1]	3.169[1]
Range - Undiscounted	2.0 - 5.7	2.0 - 5.9	1.5 - 5.5[1]	1.7 - 5.3[1]	1.8 – 5.7[1]

[1] Includes estimated legal cost savings for NSW only

52

Voluntary Asbestos Compensation Funding Proposal Comparison of KPMG Actuaries' estimates over time Comparison of KPMG Actuaries' estimates over time A$ billions 30 Jun 04 31 Mar 05 30 Jun 05 31 Mar 06 30 Sept 06 Central Estimate - Discounted 1.536 1.685 1.5681 1.5171 1.5551 Central Estimate - Undiscounted 3.586 3.604 3.1311 3.0791 3.1691 Range - Undiscounted 2.0 - 5.7 2.0 - 5.9 1.5 - 5.51 1.7 - 5.31 1.8 - 5.71 Note: all amounts above are on a net present value basis 1 Includes estimated legal cost savings for NSW only

Asbestos Provision - reconciliation A$ millions 30 Sept 06 31 Mar 06 Discounted central estimate 1,555 1,517 Discounting allowance 1,614 1,562 Inflation allowance (1,727) (1,677) Undiscounted, uninflated estimated liabilities 1,442 1,402 US GAAP related adjustments 32 31 1,474 1,432 Claims handling costs and MRCF assets, net 35 (3) Accounting liability pre tax 1, 509 1,429 Accounting liability post tax A$1,056 A$1,000

Asbestos Provision - foreign exchange impact Australian denominated liability converted to US dollars Asbestos Provision A$ millions A$ to US$ rate US$ millions At 31 March 2006 1,000.0 1.3975 to 1 715.6 FX charge for half year1 Other adjustments - 55.9 1.3365 to 1 32.6 41.8 At 30 September 2006 1,055.9 1.3365 to 1 790.0 At 30 June 2006 1,000.0 1.3463 to 1 742.8 FX Charge for 2nd quarter1 Other adjustments - 55.9 1.3365 to 1 5.4 41.8 At 30 September 2006 1,055.9 1.3365 to 1 790.0 1 No current cash impact

Summary Strong overall operating performance for quarter and half year despite soft markets The company's financial position remains strong Good progress with voluntary compensation funding proposal - hope to hold shareholder meeting in February 2007 Results subject to fluctuation in A$ : US$ exchange rate for foreseeable future Intend to continue reporting results including and excluding asbestos-related charges to assist assessment of underlying performance Expect to move from recording asbestos provision on net of tax basis to gross basis in Q3. Insurance recoveries and future tax benefit to be recorded as assets - US GAAP requirement

Questions & Answers

Disclaimer This Management Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include: expectations that the conditions precedent to the Final Funding Agreement will be satisfied; expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims; expectations concerning the Australian Tax Office amended assessment; expectations that our credit facilities will be extended or renewed; projections of our operating results or financial condition; statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future performance; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors" beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of regulation S-K. We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Endnotes This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Analysis of Results, a Media Release and a Financial Report and Results at a Glance document. Definitions Financial Measures - US GAAP equivalents EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin. Operating profit - is equivalent to the US GAAP measure of income. Net operating profit - is equivalent to the US GAAP measure of net income. Sales Volumes mmsf - million square feet msf - thousand square feet

Endnotes Financial Ratios Gearing Ratio - Net debt/cash divided by net debt/cash plus shareholders' equity. Net interest expense cover - EBIT divided by net interest expense. Net interest paid cover - EBIT divided by cash paid during the period for interest, net of amounts capitalised. Net debt payback - Net debt/cash divided by cash flow from operations. Net debt/cash - short-term and long-term debt less cash and cash equivalents.

Non-US GAAP Financial Measures EBIT and EBIT margin excluding adjustments to asbestos provision - EBIT and EBIT margin excluding adjustments to asbestos provision are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

Non-US GAAP Financial Measures EBIT excluding adjustment to asbestos provision and SCI and other related expenses - EBIT excluding effect adjustment to asbestos provision, and SCI and other related expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than EBIT. James Hardie has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses this non-US GAAP measure for the same purposes.

Non-US GAAP Financial Measures Net operating profit excluding adjustments to asbestos provision - Net operating profit excluding effect of foreign exchange on asbestos provision is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

Non-US GAAP Financial Measures Diluted earnings per share excluding adjustments to asbestos provision - Diluted earnings per share excluding effect of foreign exchange on asbestos provision is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than Diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes.

Non-US GAAP Financial Measures Effective tax rate excluding adjustments to asbestos provision and tax provision write-back - Effective tax rate excluding effect of foreign exchange on asbestos provision and tax provision write-back is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes.

EBITDA - is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

James Hardie Industries N.V.
and Subsidiaries
Condensed Consolidated Financial Statements
For the Period Ended 30 September 2006

James Hardie Industries N.V. and Subsidiaries
Index

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
James Hardie Industries N.V. and Subsidiaries:
We have reviewed the accompanying condensed consolidated balance sheet of James Hardie Industries N.V. and Subsidiaries as of 30 September 2006, and the related condensed consolidated statements of income for each of the three-month and six-month periods ended 30 September 2006 and 2005 and the condensed consolidated statements of cash flows for the six-month periods ended 30 September 2006 and 2005 and the condensed consolidated statement of changes in shareholders’ equity for the six-month period ended 30 September 2006, as stated in U.S. dollars. We have not reviewed any amounts stated in Australian dollars included in the accompanying condensed consolidated financial statements. These interim financial statements are the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.
We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of 31 March 2006, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the year then ended (not presented herein), and in our report dated 12 May 2006, except for Note 20, as to which the dates were 23 June 2006, 29 June 2006 and 5 July 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet information as of 31 March 2006, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.
As discussed in Notes 7 and 9 to the condensed consolidated financial statements, the Company is subject to certain significant contingencies, including asbestos-related claims against former subsidiaries for which a provision in an amount representing the Company’s best estimate of the probable outcome has been established; a Special Commission of Inquiry established by the government of New South Wales, Australia; a Final Funding Agreement; an investigation by the Australian Securities and Investments Commission; an offer of an indemnity to ABN 60 together with a related commitment to provide funding to the Medical Research and Compensation Foundation; and a significant amended tax assessment from the Australian Taxation Office.
Los Angeles, California
10 November 2006

Item 1. Financial Statements
James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)

	Millions of		Millions of
	US Dollars		Australian Dollars
	30 September	31 March	30 September		31 March
	2006	2006	2006		2006
Assets
Current assets:
Cash and cash equivalents	$47.3	$315.1	A$	63.2	A$	440.4
Restricted cash	5.0	—		6.7		—
Accounts and notes receivable, net of allowance for doubtful accounts of $1.5 million (A$2.0 million) and $1.3 million (A$1.8 million) as of 30 September 2006 and 31 March 2006, respectively	157.6	153.2		210.6		214.1
Inventories	142.2	124.0		190.1		173.3
Prepaid expenses and other current assets	49.3	33.8		65.9		47.2
Deferred income taxes	24.8	30.7		33.1		42.9

Total current assets	426.2	656.8		569.6		917.9
Property, plant and equipment, net	816.1	775.6		1,090.7		1,083.9
Deferred income taxes	5.3	4.8		7.1		6.7
Deposit with Australian Taxation Office	141.4	—		189.0		—
Other assets	7.3	8.2		9.8		11.5

Total assets	$1,396.3	$1,445.4	A$	1,866.2	A$	2,020.0

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$116.5	$117.8	A$	155.7	A$	164.6
Current portion of long-term debt	—	121.7		—		170.1
Short-term debt	135.0	181.0		180.4		252.9
Accrued payroll and employee benefits	38.5	46.3		51.5		64.7
Accrued product warranties	8.1	11.4		10.8		15.9
Income taxes payable	16.4	24.5		21.9		34.2
Other liabilities	3.1	3.3		4.1		4.6

Total current liabilities	317.6	506.0		424.4		707.0
Deferred income taxes	91.6	79.8		122.4		111.5
Accrued product warranties	7.3	4.1		9.8		5.7
Asbestos provision	790.0	715.6		1,055.9		1,000.0
Other liabilities	49.1	45.0		65.6		62.9

Total liabilities	1,255.6	1,350.5	A$	1,678.1	A$	1,887.1

Commitments and contingencies (Note 7)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 463,735,445 shares issued and outstanding at 30 September 2006 and 463,306,511 shares issued and outstanding at 31 March 2006	253.2	253.2
Additional paid-in capital	161.8	158.8
Accumulated deficit	(250.4)	(288.3)
Employee loans	(0.3)	(0.4)
Accumulated other comprehensive loss	(23.6)	(28.4)

Total shareholders’ equity	140.7	94.9

Total liabilities and shareholders’ equity	$1,396.3	$1,445.4

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars, except per share data)	2006	2005	2006	2005
Net sales	$411.4	$376.6	$826.9	$736.0
Cost of goods sold	(256.2)	(239.3)	(514.0)	(453.4)

Gross profit	155.2	137.3	312.9	282.6
Selling, general and administrative expenses	(57.2)	(49.7)	(108.9)	(95.2)
Research and development expenses	(6.6)	(7.1)	(14.1)	(13.4)
SCI and other related expenses	(3.2)	(4.7)	(5.6)	(9.9)
Other operating income (expense)	—	0.6	—	(0.8)
Adjustments to asbestos provision	(47.2)	—	(74.4)	—

Operating income	41.0	76.4	109.9	163.3
Interest expense	(0.2)	(2.3)	(5.8)	(4.0)
Interest income	1.2	1.3	4.8	2.3

Income before income taxes	42.0	75.4	108.9	161.6
Income tax expense	(20.9)	(27.8)	(53.2)	(58.1)

Income before cumulative effect of change in accounting principle	21.1	47.6	55.7	103.5
Cumulative effect of change in accounting principle for stock-based compensation (net of US$0.4 million of tax for the six months ended 30 September 2006)	—	—	0.9	—

Net income	$21.1	$47.6	$56.6	$103.5

Net income per share — basic	$0.04	$0.10	$0.12	$0.22
Net income per share — diluted	$0.04	$0.10	$0.12	$0.22

Weighted average common shares outstanding
(Millions):
Basic	463.4	461.4	463.4	461.0
Diluted	465.1	466.8	466.0
				465.0
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months				Six Months
	Ended 30 September				Ended 30 September
(Millions of Australian dollars, except per share data)	2006		2005		2006		2005
Net sales	A$	546.8	A$	492.9	A$	1,099.1	A$	963.3
Cost of goods sold		(340.5)		(313.2)		(683.2)		(593.4)

Gross profit		206.3		179.7		415.9		369.9
Selling, general and administrative expenses		(76.0)		(65.0)		(144.7)		(124.6)
Research and development expenses		(8.8)		(9.3)		(18.7)		(17.5)
SCI and other related expenses		(4.3)		(6.2)		(7.4)		(13.0)
Other operating income (expense)		—		0.8		—		(1.0)
Adjustments to asbestos provision		(62.8)		—		(98.9)		—

Operating income		54.4		100.0		146.2		213.8
Interest expense		(0.3)		(3.0)		(7.7)		(5.2)
Interest income		1.6		1.7		6.4		3.0

Income before income taxes		55.7		98.7		144.9		211.6
Income tax expense		(27.7)		(36.4)		(70.9)		(76.0)

Income before cumulative effect of change in accounting principle		28.0		62.3		74.0		135.6
Cumulative effect of change in accounting principle for stock-based compensation (net of A$0.5 million of tax for the six months ended 30 September 2006)		—		—		1.2		—

Net income	A$	28.0	A$	62.3	A$	75.2	A$	135.6

Net income per share — basic		A$0.06		A$0.14		A$0.16		A$0.29
Net income per share — diluted		A$0.06		A$0.14		A$0.16		A$0.29

Weighted average common shares outstanding
(Millions):
Basic		463.4		461.4		463.4		461.0
Diluted		465.1		466.8		466.0		465.0
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months
	Ended 30 September
(Millions of US dollars)	2006	2005

Cash Flows From Operating Activities
Net income	$56.6	$103.5
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Loss on disposal of subsidiaries and businesses	—	0.8
Depreciation and amortisation	24.2	22.5
Deferred income taxes	17.4	5.8
Prepaid pension cost	1.5	1.3
Stock-based compensation	1.4	1.9
Adjustments to asbestos provision	74.4	—
Cumulative effect of change in accounting principle	(0.9)	—
Deposit with Australian Taxation Office	(141.4)	—
Other	—	0.6
Changes in operating assets and liabilities:
Restricted cash	(5.0)	—
Accounts and notes receivable	(1.9)	(8.5)
Inventories	(16.8)	(12.2)
Prepaid expenses and other current assets	(16.6)	(7.2)
Accounts payable and accrued liabilities	(1.9)	28.3
Other accrued liabilities and other liabilities	(13.3)	9.7

Net cash (used in) provided by operating activities	(22.3)	146.5

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(61.4)	(75.0)
Proceeds from disposal of subsidiaries and businesses, net of cash divested	—	2.9

Net cash used in investing activities	(61.4)	(72.1)

Cash Flows From Financing Activities
Repayments of long-term debt	(121.7)	—
Repayments of short-term debt	(46.0)	—
Proceeds from issuance of shares	1.5	9.4
Windfall income tax benefit from stock options exercised	0.1	1.3
Dividends paid	(18.7)	(27.5)
Collections on loans receivable	0.1	0.2

Net cash used in financing activities	(184.7)	(16.6)

Effects of exchange rate changes on cash	0.6	(0.4)
Net (decrease) increase in cash and cash equivalents	(267.8)	57.4
Cash and cash equivalents at beginning of period	315.1	113.5

Cash and cash equivalents at end of period	$47.3	$170.9

Components of Cash and Cash Equivalents
Cash at bank and on hand	$27.0	$33.0
Short-term deposits	20.3	137.9

Cash and cash equivalents at end of period	$47.3	$170.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months
	Ended 30 September
(Millions of Australian dollars)	2006		2005

Cash Flows From Operating Activities
Net income	A$	75.2	A$	135.6
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Loss on disposal of subsidiaries and businesses		—		1.0
Depreciation and amortisation		32.2		29.4
Deferred income taxes		23.1		7.6
Prepaid pension cost		2.0		1.7
Stock-based compensation		1.9		2.5
Adjustments to asbestos provision		98.9		—
Cumulative effect of change in accounting principle		(1.2)		—
Deposit with Australian Taxation Office		(189.0)		—
Other		—		0.8
Changes in operating assets and liabilities:
Restricted cash		(6.6)		—
Accounts and notes receivable		(2.5)		(11.1)
Inventories		(22.3)		(16.0)
Prepaid expenses and other current assets		(22.1)		(9.4)
Accounts payable and accrued liabilities		(2.5)		37.0
Other accrued liabilities and other liabilities		(17.7)		12.7

Net cash (used in) provided by operating activities		(30.6)		191.8

Cash Flows From Investing Activities
Purchases of property, plant and equipment		(81.6)		(98.2)
Proceeds from disposal of subsidiaries and businesses, net of cash divested		—		3.8

Net cash used in investing activities		(81.6)		(94.4)

Cash Flows From Financing Activities
Repayments of long-term debt		(161.8)		—
Repayments of short-term debt		(61.1)		—
Proceeds from issuance of shares		2.0		12.3
Windfall income tax benefit from stock options exercised		0.1		1.7
Dividends paid		(24.9)		(36.0)
Collections on loans receivable		0.1		0.3

Net cash used in financing activities		(245.6)		(21.7)

Effects of exchange rate changes on cash		(19.4)		1.8
Net (decrease) increase in cash and cash equivalents		(377.2)		77.5
Cash and cash equivalents at beginning of period		440.4		146.9

Cash and cash equivalents at end of period	A$	63.2	A$	224.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	A$	36.1	A$	43.3
Short-term deposits		27.1		181.1

Cash and cash equivalents at end of period	A$	63.2	A$	224.4

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)

					Accumulated
		Additional			Other
	Common	Paid-in	Accumulated	Employee	Comprehensive
(Millions of US dollars)	Stock	Capital	Deficit	Loans	(Loss) Income	Total
Balances as of 31 March 2006	$253.2	$158.8	$(288.3)	$(0.4)	$(28.4)	$94.9
Comprehensive income:
Net income	—	—	56.6	—	—	56.6
Other comprehensive income:
Foreign currency translation	—	—	—	—	4.8	4.8

Total comprehensive income						61.4

Dividends paid	—	—	(18.7)	—	—	(18.7)
Stock-based compensation	—	1.4	—	—	—	1.4
Tax benefit from stock options exercised	—	0.1	—	—	—	0.1
Employee loans repaid	—	—	—	0.1	—	0.1
Stock options exercised	—	1.5	—	—	—	1.5

Balances as of 30 September 2006	$253.2	$161.8	$(250.4)	$(0.3)	$(23.6)	$140.7

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1.	Basis of Presentation
Nature of Operations
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications, primarily in the United States, Australia, New Zealand, Philippines and Europe.
Basis of Presentation
The condensed consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries N.V. (“JHI NV”) and its current wholly owned subsidiaries, collectively referred to as either the “Company” or “James Hardie” and JHI NV together with its subsidiaries as of the time relevant to the applicable reference, are collectively referred to as the “James Hardie Group,” unless the context indicates otherwise. Intercompany transactions have been eliminated in consolidation.
The consolidated financial statements included herein are unaudited; however, they contain all normal recurring adjustments which, in the opinion of the Company’s management, are necessary to state fairly the consolidated financial position of the Company at 30 September 2006, and the consolidated results of operations and the consolidated cash flows for the three and six months ended 30 September 2006 and 2005. The results of operations for the three and six months ended 30 September 2006 are not necessarily indicative of the results to be expected for the full year. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosure required by accounting principles generally accepted in the United States of America.
The assets, liabilities, statements of income and statements of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company’s shareholder base is Australian. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows:

	31 March	30 September
(US$1 = A$)	2006	2006	2005

Assets and liabilities	1.3975	1.3365	1.3133
Income statement	n/a	1.3292	1.3088
Cash flows — beginning cash	n/a	1.3975	1.2946
Cash flows — ending cash	n/a	1.3365	1.3133
Cash flows — current period movements	n/a	1.3292	1.3088
The asbestos provision on the A$ unaudited consolidated statements of income and A$ unaudited consolidated statements of cash flows is the difference in the balance sheet rate at 30 September and 31 March 2006, respectively, translated using the assets and liabilities rate at 30 September 2006.
2.	Summary of Significant Accounting Policies
Earnings Per Share
The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if dilutive potential common

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
shares, such as options, had been exercised. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of shares)	2006	2005	2006	2005

Basic common shares outstanding	463.4	461.4	463.4	461.0
Dilutive effect of stock options	1.7	5.4	2.6	4.0

Diluted common shares outstanding	465.1	466.8	466.0	465.0

US dollars	2006	2005	2006	2005

Net income per share — basic	$0.04	$0.10	$0.12	$0.22
Net income per share — diluted	$0.04	$0.10	$0.12	$0.22
Potential common shares of 10.3 million and nil for the three months ended 30 September 2006 and 2005, respectively, and 6.5 million and nil for the six months ended 30 September 2006 and 2005, respectively, have been excluded from the calculations of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.
Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$4.6 million and US$4.9 million for the three months ended 30 September 2006 and 2005, respectively, and US$8.9 million and US$9.3 million for the six months ended 30 September 2006 and 2005, respectively.
Stock-Based Compensation
The Company implemented the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, using the retroactive restatement method provided by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment SFAS No. 123. When SFAS No. 123 was adopted, the retroactive restatement method required the restatement of prior periods’ reported net income to give effect to the fair value based method of accounting for awards granted, modified or settled in fiscal years beginning after 15 December 1994. Therefore, no transition adjustments are required upon the Company adopting SFAS No. 123R, Shared-based Payments. In adopting this standard the Company has employed the modified prospective transition method.
SFAS No. 123R requires that a company estimate forfeitures of stock options at the date of grant rather than allowing the company to account for forfeitures as they occur. At the time the Company adopted SFAS No. 123, it decided to account for forfeitures as they occur, primarily due to the limited historical data to accurately estimate a forfeiture rate at the date of grant.
The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$1.2 million and US$0.9 million for the three months ended 30 September 2006 and 2005, respectively, and US$2.7 million and US$1.9 million for the six months ended 30 September 2006 and 2005, respectively. This excludes the forfeiture adjustment of US$1.3 million (US$0.9 million net of tax) for the six months ended 30 September 2006, which is separately disclosed as “Cumulative effect of change in accounting principle for stock-based compensation.” The tax benefit related to the forfeiture adjustment was US$0.4 million for the six months ended 30 September 2006.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
The Company analysed forfeiture rates on all of the 2001 Stock Option Plan grants for which vesting was complete resulting in an estimated weighted average forfeiture rate of 30.7%. Based on this calculated rate, a cumulative adjustment to stock-based compensation expense of US$1.3 million was recorded for the six months ended 30 September 2006, upon adoption of SFAS No. 123R. The adjustment is presented on the condensed consolidated statements of income as a cumulative effect of change in accounting principle (net of income tax).
The portion of the forfeiture cumulative adjustment that relates to USA-based employees did cause a reduction in the deferred tax asset previously recorded. The amount of the cumulative adjustment related to USA-based employees was approximately US$1.0 million. Therefore, the related USA income tax adjustment was approximately US$0.4 which was recorded to income tax expense.
Recent Accounting Pronouncements
Uncertain Tax Positions
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standard No. 109 (“SFAS No. 109”). FIN 48 clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with SFAS No. 109. Unlike SFAS No. 109, Accounting for Income Taxes, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will adopt the provisions of FIN 48 effective 1 April 2007. The Company has not yet determined the effect of the adoption of FIN 48 on its financial position or results of operations.
Defined Benefit and Other Postretirement Plans
In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. The statement requires an employer to (a) recognise the funded status of a benefit plan in its statement of financial position, (b) recognise as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognised as components of net periodic benefit cost pursuant to SFAS No. 87, Employers’ Accounting for Pensions, or SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions, (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year end statement of financial position, and (d) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transitional asset or obligation. The Company will adopt the provisions of SFAS No. 158 effective 31 March 2007. As of 31 March 2006, the valuation of the unallocated unrecognised loss was US$5.2 million which is the Company’s best estimate of the effect of adoption. On adoption of the standard, an updated valuation of this amount will be performed and all required adjustments will be recorded.
The Process of Quantifying Financial Statement Misstatements
In September 2006, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin No. 108 (“SAB No. 108”) in order to address the observed diversity in quantification practices with respect to annual financial statements. For a number of years, the SEC staff has expressed concern over the diversity of practice surrounding how public companies (and their auditors) quantify financial statement misstatements.
Per SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors based on the effects of the error on each of the company’s financial statements and

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
the related financial statement disclosures. The Company does not expect the adoption of this standard will have any impact on the consolidated financial statements.

3.	Inventories

Inventories consist of the following components:

	30 September	31 March
(Millions of US dollars)	2006	2006
Finished goods	$93.4	$84.1
Work-in-process	15.2	9.2
Raw materials and supplies	36.5	33.0
Provision for obsolete finished goods and raw materials	(2.9)	(2.3)

Total inventories	$142.2	$124.0

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead.

4.	Disposal of Chile Business

In June 2005, the Company approved a plan to dispose of its Chile Fibre Cement business to Compania Industrial El Volcan S.A. (Volcan). The sale closed on 8 July 2005. The Company received net proceeds of US$3.9 million and recorded a loss on disposal of US$0.8 million.

As part of the terms of the sale of the Chile Fibre Cement business to Volcan, the Company entered into a two-year take or pay purchase contract for fibre cement product manufactured by Volcan. The first year of the contract amounts to a purchase commitment of approximately US$2.8 million and the second year amounts to a purchase commitment of approximately US$2.1 million. As this contract qualifies as continuing involvement per SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets, the operating results and loss on disposal of the Chile Fibre Cement business are included in the Company’s income from operations and are comprised of the following components:

	Three Months	Six Months
	Ended 30 September	Ended 30 September
(Millions of US dollars)	2005	2005
Chile Fibre Cement
Net sales	$0.5	$5.1
Cost of goods sold	(0.4)	(3.5)

Gross profit	0.1	1.6
Selling, general and administrative expenses	(0.2)	(1.2)
Income (loss) on disposal of business	0.6	(0.8)

Operating income (loss)	0.5	(0.4)
Interest expense	—	(0.2)

Net income (loss)	$0.5	$(0.6)

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
5.	Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. Other includes the manufacture and sale of fibre cement products in Chile (through June 2005), the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and roofing operations in the United States. The Company sold its Chile business in July 2005. In April 2006, the roofing plant was closed and the business ceased operations. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

The asbestos provision and adjustments thereto are treated as a separate caption.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers		Net Sales to Customers
	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2006	2005	2006	2005
USA Fibre Cement	$339.0	$307.4	$687.9	$594.9
Asia Pacific Fibre Cement	63.8	63.5	123.0	125.2
Other	8.6	5.7	16.0	15.9

Worldwide total	$411.4	$376.6	$826.9	$736.0

	Income		Income
	Before Income Taxes		Before Income Taxes
	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2006	2005	2006	2005
USA Fibre Cement	$97.8	$86.1	$201.1	$180.2
Asia Pacific Fibre Cement	11.5	12.0	21.8	24.4
Research and Development	(4.1)	(4.0)	(8.7)	(7.2)
Other	(1.5)	(2.6)	(4.2)	(6.1)

Segments total	103.7	91.5	210.0	191.3
General Corporate	(15.5)	(15.1)	(25.7)	(28.0)
Adjustments to asbestos provision	(47.2)	—	(74.4)	—

Total operating income	41.0	76.4	109.9	163.3
Net interest income (expense)	1.0	(1.0)	(1.0)	(1.7)

Worldwide total	$42.0	$75.4	$108.9	$161.6

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

	Total Identifiable Assets
	30 September	31 March
(Millions of US dollars)	2006	2006
USA Fibre Cement	$881.3	$826.0
Asia Pacific Fibre Cement	188.2	170.4
Other	56.5	54.8

Segments total	1,126.0	1,051.2
General Corporate	270.3	394.2

Worldwide total	$1,396.3	$1,445.4

Geographic Areas

	Net Sales to Customers		Net Sales to Customers
	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2006	2005	2006	2005
USA	$344.5	$310.9	$698.2	$602.1
Australia	43.3	43.6	84.3	86.1
New Zealand	13.5	14.2	25.9	27.8
Other Countries	10.1	7.9	18.5	20.0

Worldwide total	$411.4	$376.6	$826.9	$736.0

	Total Identifiable Assets
	30 September	31 March
(Millions of US dollars)	2006	2006
USA	$925.4	$870.3
Australia	121.3	108.5
New Zealand	20.8	18.7
Other Countries	58.5	53.7

Segments total	1,126.0	1,051.2
General Corporate	270.3	394.2

Worldwide total	$1,396.3	$1,445.4

6.	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss as reported in the condensed consolidated balance sheets is comprised entirely of foreign currency translation adjustments of US$23.6 million and US$28.4 million at 30 September 2006 and 31 March 2006, respectively.

7.	Commitments and Contingencies

Commitment to provide funding on a long-term basis in respect of asbestos-related liabilities of former subsidiaries

On 1 December 2005, the Company announced that it, the NSW Government and a wholly owned Australian subsidiary of the Company (James Hardie 117 Pty Ltd (formerly LGTDD Pty Ltd), described below as the “Performing Subsidiary”) had entered into a conditional agreement (the “Final Funding Agreement”) to provide long-term funding to a special purpose fund (“SPF”) that will provide compensation for Australian asbestos-related personal injury claims against certain former James

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
Hardie companies (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 000 009 263 Pty Ltd (“ABN 60”)) (the “Former James Hardie Companies”).
Key events occurring since 2001 that led to the signing of the Final Funding Agreement (“FFA”) are summarised in the Company’s Annual Report on Form 20-F for the year ended 31 March 2006 as further updated below.
The FFA is subject to a number of conditions precedent, including the receipt of an independent expert’s report confirming that the funding proposal is in the best interests of the Company and its enterprise as a whole, approval of the Company’s shareholders and lenders, and confirmation satisfactory to the Company’s Board of Directors, acting reasonably, that the contributions to be made by JHI NV and the Performing Subsidiary under the FFA will be tax deductible and confirmation as to the expected tax consequences arising to the SPF and others from implementing the arrangements (or that alternative arrangements will exist which are satisfactory to the Company’s Board of Directors).
In summary, the FFA provides for the following key steps to occur if the conditions precedent to that agreement are satisfied or waived in writing by the parties:
—	the establishment of the SPF to provide compensation to Australian asbestos-related personal injury claimants with proven claims against the Former James Hardie Companies;

—	initial funding of approximately A$154 million provided by the Performing Subsidiary to the SPF, calculated on the basis of an actuarial report prepared by KPMG Actuaries Pty Ltd (“KPMG Actuaries”) as of 31 March 2006. That report provided an estimate of the discounted net present value of all present and future Australian asbestos-related personal injury claims against the Former James Hardie Companies of A$1.52 billion (US$1.14 billion);

—	subject to the cap described below, an annual contribution in advance to top up the funds in the SPF to equal the actuarially calculated estimate of expected Australian asbestos-related personal injury claims against the Former James Hardie Companies for the following three years, to be revised annually (so as to create a rolling cash “buffer” in the SPF);

—	a cap on the annual payments made by the Performing Subsidiary to the SPF, initially set at 35% of the Company’s free cash flow (defined as cash from operations in accordance with US GAAP in force at the date of the FFA) for the immediately preceding financial year, with provisions for the percentage to decline over time depending upon the Company’s financial performance (and therefore the contributions already made to the SPF) and the claims outlook;

—	an initial term of approximately 40 years, at the end of which time the parties may either agree upon a final payment to be made by the Company in satisfaction of any further funding obligations, or have the term automatically extended for further periods of 10 years until such agreement is reached or the relevant asbestos-related liabilities cease to arise;

—	the entry by the parties and/or others into agreements ancillary to or connected with the FFA (the “Related Agreements”);

—	no cap on individual payments to asbestos claimants;

—	the Performing Subsidiary’s payment obligations are guaranteed by James Hardie Industries N.V.;

—	the SPF’s claims to the funding payments required under the FFA will be subordinated to the claims of the Company’s lenders; and

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
—	the compensation arrangements will extend to members of the Baryulgil community for asbestos-related claims arising from the activities of a former subsidiary of ABN 60, as described below.
The Company has made significant progress towards satisfying the tax related conditions precedent described above.
The Company’s ability to obtain a tax deduction has been confirmed by the Australian Taxation Office (“ATO”) in a form binding on the Australian Federal Commissioner of Taxation (“Commissioner”) for the term of the FFA. The private ruling issued by the ATO provides deductibility over a five year period from the date of contribution, whereas the condition precedent in the FFA provides for deductibility of contributions in the year incurred. The Company has indicated to the NSW Government that it is prepared to accept this basis of deductibility of the funding payments, if the tax condition relating to the tax exempt status of the SPF can be satisfactorily resolved.
On 9 November 2006, James Hardie announced that it, the SPF and others had received private binding rulings relating to the expected tax consequences arising to the SPF and others that the company believes will deliver an acceptable outcome for the proposed SPF. The rulings have also been welcomed by both the New South Wales (“NSW”) Government and the Australian Council of Trade Unions (ACTU), with whom James Hardie settled the terms of the FFA and related agreements.
The Company is now seeking to finalise an amended FFA and related agreements with the NSW Government so that all relevant documents can be signed as soon as possible and the Company can seek lender and shareholder approval. In order to do so, James Hardie and the NSW Government need to execute an amended FFA in a form which reflects the changes which were the subject of the ruling applications. In recent weeks the NSW Government and James Hardie have worked together to obtain these rulings. Thoughout this process, James Hardie has provided the NSW Government with copies of submissions provided to the ATO, including relevant draft agreements, and copies of the private rulings.
In addition to entering into the FFA, one or more of the Company, the Performing Subsidiary, the SPF and the NSW Government have entered into a number of Related Agreements, including a trust deed (for a trust known as the Asbestos Injuries Compensation Fund), which we refer to as the Trust Deed, for the establishment of the SPF; a deed of guarantee under which James Hardie Industries N.V. provides the guarantee described above; intercreditor deeds to achieve the subordination arrangements described above; and deeds of release in connection with the releases from civil liability described below.
As part of those discussions, it is likely that the agreed amount set out in the FFA as the initial funding payment will be recalculated so as to take into account updated claims data and the effect of delays in implementing the FFA.
The Company considers that the principal outstanding conditions which remain to be fulfilled before the FFA becomes effective are those relating to the approval of the FFA by the Company’s shareholders and lenders.
James Hardie and other relevant parties are well advanced in their work to secure lender approval, obtain an independent experts’ report and prepare the Explanatory Memorandum for shareholders.
In addition, in order to implement the amended FFA, certain conditions precedent will need to be satisfied, including the NSW Parliament passing facilitating legislation. The resolution of these issues involves uncertainty and there can be no assurance that the obtaining of the ATO rulings will lead to a finalisation of the amended FFA that is required to resolve the position, or that the NSW

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
Parliament will pass such facilitating legislation. It is possible that further amendments to the FFA and related agreements or to such facilitating legislation may be sought or necessary in order to achieve an arrangement which is fully acceptable to the NSW Government as well as James Hardie. However, James Hardie believes (and understands that the NSW Government agrees) that the obtaining of the ATO rulings is an important milestone towards implementing the funding proposal.
It is anticipated that an extraordinary general meeting of shareholders to approve the implementation of the amended FFA could be convened within 10 weeks of James Hardie and the NSW Government executing the amended FFA. Given the close proximity to the Christmas and New Year holiday period and the difficulty of convening shareholder meetings during this period, the Company expects this meeting could be held in February 2007.
The recording of the asbestos provision is in accordance with US accounting standards because it is probable that the Company will make payments to fund asbestos-related claims on a long-term basis. The amount of the asbestos provision of US$790.0 million (A$1.06 billion) at 30 September 2006 is the Company’s best estimate of the probable outcome. This estimate is based on the terms of the FFA, which includes an actuarial estimate prepared by KPMG Actuaries as of 30 September 2006 of the projected future cash outflows, undiscounted and uninflated.
Even if the conditions to the Company’s funding obligations under the FFA are not fulfilled, the Company has determined that it is nevertheless likely that it will make payments in respect of certain claimants who were injured by asbestos-containing products manufactured by certain former Australian subsidiary companies. The Company’s Joint Board has made it clear that, in a manner consistent with its obligations to shareholders and other stakeholders in the Company, it intends to proceed with fair and equitable actions to provide funding which can be applied towards compensating the injured parties. Any such alternative settlement may be subject to conditions precedent and would require lender and shareholder approval. However, if the Company proceeds with an alternative settlement without the assurance that the intended tax consequences would arise, it is likely, as a function of economic reality, that the Company will have less funds to support payments in respect of asbestos claims. While the Company continues to hope that the conditions precedent to the FFA will be fulfilled, it has determined that its intention to continue to proceed responsibly in either event makes it appropriate for the Company to record the asbestos provision in the amounts set forth in the condensed consolidated financial statements.
Actuarial Study; Claims Estimate
The Company commissioned an updated actuarial study of potential asbestos-related liabilities as of 30 September 2006. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.52 billion (US$1.14 billion). The undiscounted value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.08 billion (US$2.3 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from accounting principles generally accepted in the United States of America.
At 30 September 2006, the estimates underlying the asbestos provision have been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries and to adjust for payments made to claimants during the half year. This has resulted in an increase in the provision as set out in the table below:

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

	Three Months
	Ended 30 September
	US$ millions	A$ millions
At 30 June 2006	$742.8	A$1,000.0
Effect of foreign exchange for the second quarter	5.4	—
Other adjustments to provision(1)	41.8	55.9

At 30 September 2006	$790.0	A$1,055.9

	Six Months
	Ended 30 September
	US$ millions	A$ millions
At 31 March 2006	$715.6	A$1,000.0
Effect of foreign exchange for the half year	32.6	—
Other adjustments to provision(1)	41.8	55.9

At 30 September 2006	$790.0	A$1,055.9

(1)	Other adjustments to provision converted at spot rate at 30 September 2006.
In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
Further, KPMG Actuaries has relied on the data and information provided by the Medical Research and Compensation Foundation (“Foundation”) and Amaca Claim Services, Amaca Pty Ltd (under NSW External Administration) (“ACS”) and assumed that it is accurate and complete in all material respects. The actuaries have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.
A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could be in a range of A$1.0 billion (US$0.7 billion) to A$2.4 billion (US$1.8 billion) (undiscounted estimates of A$1.8 billion (US$1.3 billion) to A$5.7 billion (US$4.3 billion) as of 30 September 2006). It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the Former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, if the FFA is approved by all of the necessary parties, including the Company’s Board of Directors, shareholders and lenders, the Company expects to be able to partially recover losses from various insurance carriers. As of 30 September 2006, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.2 billion (US$2.4 billion). This undiscounted central estimate is net of expected insurance recoveries of A$503.5 million (US$376.7 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$66.7 million (US$49.9 million) of “by claim” or subrogation recoveries from other third parties.
Currently, the timing of any potential payments is uncertain because the conditions precedent to the FFA have not yet been satisfied. In addition, the Company has not yet incurred any settlement costs pursuant to its offer to provide the Foundation with interim funding, because the Foundation continues to meet all claims of Amaca and Amaba.
Claims Data
The following table, provided by KPMG Actuaries, shows the number of claims pending as of 30 September 2006 and 31 March 2006:

	30 September	31 March
	2006	2006(1)

Australia	503	556
New Zealand	—	—
Unknown — Court Not Identified(1)	17	20
USA	—	1

(1)	Information only includes claims data for the 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 was not available at the time our financial statements were prepared.
For the six months ended 30 September 2006 and twelve months ended 31 March 2006 the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

	Six Months		Twelve Months
	Ended		Ended
	30 September		31 March
Australia	2006		2006(1)

Number of claims filed		218		346
Number of claims dismissed		73		97
Number of claims settled or otherwise resolved		206		405
Average settlement amount per settled claim	A$	146,177	A$	151,883
Average settlement amount per settled claim	US$	109,373	US$	114,322

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

	Six Months		Twelve Months
	Ended		Ended
	30 September		31 March
Unknown — Court Not Identified	2006		2006(1)

Number of claims filed		—		6
Number of claims dismissed		2		10
Number of claims settled or otherwise resolved		2		12
Average settlement amount per settled claim	A$	7,356	A$	198,892
Average settlement amount per settled claim	US$	5,504	US$	149,706

	Six Months		Twelve Months
	Ended		Ended
	30 September		31 March
USA	2006		2006(1)

Number of claims filed		—		—
Number of claims dismissed		1		—
Number of claims settled or otherwise resolved		—		—
Average settlement amount per settled claim	A$	—	A$	—
Average settlement amount per settled claim	US$	—	US$	—
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims, and closed claims during each of the past five years and the average settlement per settled claim and case closed.

	As of		As of
	30 September		31 March
	2006		2006(1)		2005		2004		2003

Number of open claims at beginning of period		586		749		743		814		671
Number of new claims		218		352		496		380		409
Number of closed claims		284		524		490		451		266
Number of open claims at period-end		520		577		749		743		814
Average settlement amount per settled claim	A$	144,843	A$	153,236	A$	157,223	A$	167,450	A$	201,200
Average settlement amount per case closed	A$	106,082	A$	121,945	A$	129,949	A$	117,327	A$	177,752

Average settlement amount per settled claim	US$	108,375	US$	115,341	US$	116,298	US$	116,127	US$	112,974
Average settlement amount per case closed	US$	79,373	US$	91,788	US$	96,123	US$	81,366	US$	99,808

(1)	Information only includes claims data for the 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 was not available at the time our financial statements were prepared.
The Company has not had any responsibility or involvement in the management of claims against ABN 60 since the time ABN 60 left the James Hardie Group in 2003. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group, neither the Company nor any of its current subsidiaries has had any responsibility or involvement in the management of claims against those entities. Prior to that date, the principal entity potentially involved in relation to such claims was ABN 60, which has not been a member of the James Hardie Group since March 2003. However, the FFA and associated New South Wales legislation contemplates that the SPF will have both the responsibility for and management of claims against the Former James Hardie Companies, and that the Company will have the right to appoint a majority of the directors of the SPF unless a special default or insolvency event arises.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
On 26 October 2004, the Company, the Foundation and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the Foundation and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. Under the terms of the FFA, but subject to it being implemented, the Company has obtained similar rights of access to actuarial information produced for the SPF by the actuary to be appointed by the SPF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As a result, the Company cannot make any representations or warranties as to the accuracy or completeness of the actuarial information disclosed herein or that may be disclosed in the future.

SCI and Other Related Expenses

The Company has incurred substantial costs associated with the Special Commission of Inquiry (“SCI”) and may incur material costs in the future related to the SCI or subsequent legal proceedings. The following are the components of SCI and other related expenses:

	Three Months		Six Months
	Ended 30 September		Ended 30 September
(Millions of US dollars)	2006	2005	2006	2005

ASIC investigation	$0.2	$—	$0.3	$0.2
Resolution advisory fees	1.5	3.3	2.9	5.7
Funding advice	0.2	1.4	0.4	4.0
Other	1.3	—	2.0	—

Total SCI and other related expenses	$3.2	$4.7	$5.6	$9.9

Australian Securities and Investments Commission Investigation (“ASIC”)
ASIC has announced that it is conducting an investigation into the events examined by the SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the Company and various directors and officers of the Company and upon certain of the Company’s advisers and auditors at the time of the separation and restructure transactions described in the Company’s annual report at 31 March 2006. ASIC has also served notices requiring the Company and ABN 60 to produce certain computerised information and requiring certain current and former directors and officers of ABN 60 or the Company to present themselves for examination by ASIC delegates. So far as the Company is aware, individuals who have been required to attend such examinations have done so. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.

To assist ASIC’s investigation, the Australian Federal Government enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future civil proceedings to be taken. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.

The Company may incur liability to cover the costs of current or former directors, officers or employees of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the Company to those persons. To date, claims have been received from certain current or former officers in relation to the ASIC investigation, and in relation to the examination of these officers by ASIC delegates, the amount of which cannot be assessed at present. In relation to these claims and any others that may arise, the Company may be reimbursed in whole or in part under directors’ and officers’ insurance policies maintained by the Company.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
Financial Position of the Foundation

On the basis of the then current cash and financial position of the Foundation’s subsidiaries (Amaca and Amaba) and following the Company’s entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW by the Foundation for the appointment of a provisional liquidator to the Foundation’s subsidiaries were dismissed with the Foundations consent. Such applications have now been rendered unnecessary by the passage of the civil liability release legislation described above.

The potential for Amaba, Amaca or ABN 60 to be placed into insolvency has been further reduced by legislation passed in NSW (the James Hardie Former Subsidiaries (Winding Up and Administration) Act 2005), parts of which came into force on 2 December 2005 and which will, when fully effective, replace the James Hardie Former Subsidiaries (Special Provisions) Act 2005. That legislation maintains the status quo of Amaca, Amaba and ABN 60, including by providing for a statutory form of administration for those entities so as to prevent them being placed into administration or liquidation under the provisions of the Australian Corporations Act which would usually apply to an insolvent Australian company. The legislation also sought to ensure that the directors of those entities would not seek to remove the assets or the register of shares in those entities outside New South Wales.

James Hardie has offered to provide interim funding to Amaca in the event that Amaca’s finances are otherwise exhausted before the FFA is implemented in full. The commercial terms of such funding have been settled and it is expected that James Hardie will enter into interim funding documentation during November 2006.

The Company believes it is possible that future costs related to the Company’s implementation of the FFA may be material.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos as described above, individually or in the aggregate, have a material adverse effect on its consolidated financial position, statement of income or cash flows.

8.	Short and Long-Term Debt

The Company’s credit facilities currently consists of 364-day facilities in the amount of US$110.0 million, of which US$55.0 million matures in June 2007 and US$55.0 million matures in December 2007. The Company is in the process of completing the extension of the June 2007 maturity to December 2007. The Company also has term facilities in the amount of US$245.0 million, of which US$110.0 million matures in December 2006 and US$135.0 million matures in March 2007. The Company is in the process of completing the extension of the December 2006 maturity to March 2007. For both facilities, interest is calculated at the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders, and is payable at the end of each draw-down period. During the three months ended 30 September 2006 and 2005, the Company paid US$0.2 million and US$0.3 million, respectively, and US$0.4 million and US$0.3 million for the six months ended 30 September

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
2006 and 2005, respectively, in commitment fees. At 30 September 2006, there was US$135.0 million drawn under the combined facilities and US$220.0 million was available.

The Company anticipates being able to meet its payment obligations from:
- existing cash and unutilised committed facilities;

- net operating cash flow during the current year;

- an extension of the term of existing credit facilities; and

- the addition of proposed new funding facilities.
Upon satisfaction of the conditions precedent to the full implementation of the FFA, including lender approval, the maturity date of the US$245.0 million term facilities will be automatically extended until June 2010. However, if the conditions precedent to the full implementation of the FFA are not satisfied, the Company may not be able to renew its credit facilities on substantially similar terms, or at all; it may have to pay additional fees and expenses that it might not have to pay under normal circumstances; and it may have to agree to terms that could increase the cost of its debt structure.

Additionally, in March 2006, RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, received an amended assessment from the ATO. RCI is appealing this amended assessment. On 5 July 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivable Policy, the Company made a payment of A$189.0 million (US$141.4 million) being 50% of the amended assessment, and guaranteed the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. The Company also agreed to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Even if the Company is ultimately successful in its appeal and the cash deposit is refunded, this procedural requirement to post a cash deposit was material and adversely affected the Company’s financial position and liquidity. See Note 9 below for additional information.

At 30 September 2006, management believes that the Company was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and has limits on how much it can spend on an annual basis in relation to asbestos payments to either Amaca, Amaba or ABN 60.

Long-term debt comprised US$ non-collateralised notes which formed part of a seven tranche private placement facility which provided for maximum borrowings of US$165.0 million. Principal repayments were due in seven installments that commenced on 5 November 2004 and was to end on 5 November 2013. The tranches had fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest was payable 5 May and 5 November each year.

As a result of recording the asbestos provision at 31 March 2006, and the Supervisory Board’s approval on 12 May 2006 of the recording of this provision, the Company would not have been in compliance with certain of the restrictive covenants in respect of the US$ non-collateralised notes. However, under the terms of the non-collateralised notes agreement, prepayment of these notes was permitted, and on 28 April 2006 the Company issued a notice to all noteholders to prepay in full all outstanding notes on 8 May 2006. On that date, the US$ non-collateralised notes were prepaid in full, incurring a make-whole payment of US$6.0 million. This make-whole payment is included in interest expense in the condensed consolidated statements of income.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
9.	Amended ATO Assessment

As discussed above, in March 2006, RCI received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after a subsequent remission of general interest charges by the ATO, the total was revised to A$378.0 million and is comprised of the following:

(Millions of dollars)	US$	A$

Primary tax after allowable credits	$128.7	A$	172.0
Penalties (1)	32.2		43.0
General interest charges	121.9		163.0

Total amended assessment	$282.8	A$	378.0

(1)	Represents 25% of primary tax
In late 2005, the Tax Laws Amendment (Improvements to Self Assessment Act (No. 2)) 2005 of Australia (the “ROSA” Act) went into effect. Prior to the ROSA Act becoming law, the ATO had the power to amend earlier tax assessments to give effect to a determination under the general anti- avoidance provisions of the tax legislation, Part IVA, within six years after the date on which tax became due and payable under the earlier assessment. The ROSA Act changed this period from six to four years. Unlike the other changes made by the ROSA Act to the ATO’s powers to amend earlier assessments (which apply only to the 2005 and later tax years), the changes to Part IVA operated immediately from royal assent on 15 December 2005. The amended assessment was issued to RCI to give effect to a Part IVA determination after the ROSA Act became law, but was issued after the four year period had expired (although just before the old six year period had expired). On 30 June 2006, Tax Laws Amendments (2006 Measures No. 3) 2006 of Australia (“TLA No. 3”) was enacted. TLA No. 3 retrospectively ensures that the relevant Part IVA changes only take effect from the 2005 and later tax years. The consequence of TLA No. 3 is that the amended assessment is not invalid.

On 23 June 2006, following negotiation with the ATO regarding payment options for the amended assessment, the Company was advised by the ATO that, in accordance with the ATO Receivable policy, it is able to make a payment of 50% of the A$378.0 million (US$282.8 million), being A$189.0 million (US$ 141.4 million), and provide a guarantee from James Hardie Industries N.V. in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. Following enactment of TLA No. 3, payment of 50% of the amended assessment became due and was paid on 5 July 2006. The Company also agreed to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. The first payment of accrued general interest charges was due 15 October 2006, in respect of the quarter ended 30 September 2006.

RCI strongly disputes the amended assessment and is pursuing all avenues of objection and appeal to contest the ATO’s position in this matter. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. The Company and RCI received legal and tax advice at the time of the transaction, during the ATO enquiries and following receipt of the amended assessment. The Company believes that the

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Accordingly, at this time, the Company is unable to determine with any certainty whether any amount will ultimately become payable by RCI. Therefore, the Company believes that the probable requirements under SFAS No. 5, Accounting for Contingencies, for recording a liability have not been met and therefore it has not recorded any liability at 30 September 2006 for the remainder of the amended assessment.

The Company expects that amounts paid on 5 July 2006 (or any later time) would be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated the payment on 5 July 2006 as a deposit and it is the Company’s intention to treat any payments to be made at a later date as a deposit.

The general interest charges (GIC) of A$163.0 million (US$121.9 million) are an allowable expense for corporate tax in Australia. As such the Company will claim an allowable deduction in the same amount on its income tax return for the year ended 31 March 2006 to be filed with the ATO. However, a deferred tax asset in relation to this amount has not been recognised in the condensed consolidated financial statements at 30 September 2006 because the Company believes the GIC will be reversed once the appeal against the amended assessment has been settled in RCI’s favour.

During the three month period ended 30 September 2006, the Company recorded an A$9.9 million (US$7.4 million) tax benefit from the expiration of the relevant statute of limitation related to an uncertain income tax position.

10.	Stock-Based Compensation

At 30 September 2006, the Company had the following stock-based compensation plans: the Executive Share Purchase Plan; the Managing Board Transitional Stock Option Plan; the 2001 Equity Incentive Plan; one Stock Appreciation Rights Plan; the Supervisory Board Share Plan 2006 and the Long-Term Incentive Plan. As of 30 September 2006, the Company has no units outstanding under the following stock-based compensation plans: Peter Donald Macdonald Share Option Plan; Peter Donald Macdonald Share Option Plan 2001; Peter Donald Macdonald Share Option Plan 2002; and Key Management Shadow Stock Incentive Plan.

The Company accounts for stock options using the fair value provisions of SFAS No. 123R, which requires the Company to value stock options issued based upon an option-pricing model and recognise this value as compensation expense over the periods in which the options vest.

The Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. Compensation expense arising from stock option grants as determined using the Black-Scholes model was US$1.2 million and US$0.9 million for the three months ended 30 September 2006 and 2005, respectively, and US$2.7 million and US$1.9 million for the six months ended 30 September 2006 and 2005, respectively. As of 30 September 2006, the unrecorded deferred stock-based compensation balance related to stock options was US$6.7 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 1.5 years.

Managing Board Transitional Stock Option Plan

The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of ordinary shares that may be issued and outstanding or subject to outstanding options under this plan shall not exceed 1,380,000 shares. At 30 September 2006, there were 1,320,000 options outstanding under this plan.

On 22 November 2005, the Company granted options to purchase 1,320,000 shares of the Company’s common stock at an exercise price per share equal to A$8.53 to the Managing Directors

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after 22 November 2008, if the total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from 22 November 2005 to that date were at least equal to the median TSR for the companies comprising the Company’s peer group, as set out in the plan. In addition, for each 1% increment that the Company’s TSR is above the median TSR an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following 22 November 2008 and 22 November 2010, the Company will reapply the vesting criteria to those options on that business day.

2001 Equity Incentive Plan

On 19 October 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options under the JHI NV 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”) to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

			October 2001
	Original		Number	Option
Original Shadow	Exercise		of Options	Expiration
Share Grant Date	Price		Granted	Date

November 1999	A$	3.82	1,968,544	November 2009
November 2000	A$	3.78	3,500,285	November 2010
As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company, as follows:

	Original		Number	Option
Share Grant	Exercise		of Options	Expiration
Date	Price		Granted	Date

December 2001	A$	5.65	4,248,417	December 2011
December 2002	A$	6.66	4,037,000	December 2012
December 2003	A$	7.05	6,179,583	December 2013
December 2004	A$	5.99	5,391,100	December 2014
February 2005	A$	6.30	273,000	February 2015
December 2005	A$	8.90	5,224,100	December 2015
March 2006	A$	9.50	40,200	March 2016
Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company. Also, as set out in the plan rules, the

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

Consequently, the exercise price on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan. The following table summarises the shares available for grant under this plan:

	30 September	31 March
Shares Available for Grant	2006	2006

Shares available at 1 April	19,776,233	24,340,258
Awards granted	—	(5,264,300)
Options forfeited	751,625	700,275

Shares available at end of period	20,527,858	19,776,233

The following table shows the movement in all of the Company’s outstanding options:

		30 September			31 March
(In Australian dollars)		2006			2006
		Weighted			Weighted
		Average			Average
	Number	Exercise		Number	Exercise
	of Shares	Price		of Shares	Price

Outstanding at beginning of period	19,513,257	A$	6.99	20,128,610	A$	5.75
Granted	—		—	6,584,300		8.83
Exercised	(428,934)		5.99	(3,925,378)		4.79
Forfeited	(751,625)		7.21	(3,274,275)		5.68

Outstanding at end of period	18,332,698	A$	7.01	19,513,257	A$	6.99

Options exercisable at end of period	6,830,338	A$	5.84	7,234,897	A$	5.82

The total intrinsic value of stock options exercised for the three months ended 30 September 2006 and 2005 was A$0.6 million and A$3.2 million, respectively, and A$0.7 million and A$7.2 million for the six months ended 30 September 2006 and 2005, respectively. Windfall tax benefits realised in the United States from exercised stock options and included in financing activities in the condensed consolidated statements of cash flows was US$0.1 million and US$1.3 million for the six months ended 30 September 2006 and 2005, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)

(In Australian dollars)	Options Outstanding				Options Exercisable
		Weighted
		Average
	Number	Remaining	Weighted		Number	Weighted
	Outstanding	Contractual	Average		Exercisable	Average
Range of	at 30 September	Life (in	Exercise		at 30 September	Exercise
Exercise Price	2006	Years)	Price		2006	Price

A$3.09	773,750	4.1	A$	3.09	773,750	A$	3.09
3.13	257,113	3.1		3.13	257,113		3.13
5.06	997,590	5.1		5.06	997,590		5.06
5.99	4,176,350	8.2		5.99	956,900		5.99
6.30	273,000	8.4		6.30	68,250		6.30
6.45	1,917,500	6.2		6.45	1,917,500		6.45
7.05	3,704,720	7.2		7.05	1,842,360		7.05
8.53	1,320,000	9.1		8.53	—		—
8.90	4,872,475	9.2		8.90	16,875		8.90
9.50	40,200	9.4		9.50	—		—

A$3.09 to A$9.50	18,332,698	7.7	A$	7.01	6,830,338	A$	5.84

Options exercisable at 30 September 2006 had an aggregate intrinsic value of A$13.8 million and a weighted average remaining contractual term of 7.7 years.

Supervisory Board Share Plan

At the 2002 Annual General Meeting, the shareholders approved a Supervisory Board Share Plan (“SBSP”), which required that all non-executive directors on the Joint Board and Supervisory Board receive shares of the Company’s common stock as payment for a portion of their director fees. The SBSP required that the directors take at least US$10,000 of their fees in shares and allowed directors to receive additional shares in lieu of fees in their discretion. Shares issued under the US$10,000 compulsory component of the SBSP are subject to a two-year escrow that requires members of the Supervisory Board to retain those shares for at least two years following issue. The issue price for the shares is the market value at the time of issue. No loans will be entered into by the Company in relation to the grant of shares pursuant to the SBSP.

Supervisory Board Share Plan 2006

At the 2006 Annual General Meeting, the Company’s shareholders approved the replacement of its Supervisory Board Share Plan (“SBSP”) with a new plan called the Supervisory Board Share Plan 2006 (“SBSP 2006”). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006 will be issued no later than three years after the passing of the resolution approving the SBSP 2006.

Long-Term Incentive Plan

At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to members of the Company’s Managing Board and to certain members of its management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of certain options or other rights over, or interest in, ordinary fully-paid shares in the Company (“Shares”), the issue and/or transfer of Shares under them, and the grant of cash awards to members of our Managing Board and to Executives. At the same meeting, the shareholders approved participation in the LTIP and issue of options to Messrs

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Continued)
(Unaudited)
Gries, Chenu and Butterfield to a maximum of 1,000,000 options, 155,000 options and 263,000 options, respectively.
Stock Appreciation Rights Plan
On 14 December 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan. All of these stock appreciation rights were outstanding as of 31 March 2005. In April 2005, 27,000 stock appreciation rights were cancelled. The remaining 500,000 stock appreciation rights were outstanding at 30 September 2006 and will vest 50% December 2006 and 50% December 2007 and will be settled in cash. These rights have been accounted for as stock appreciation rights under SFAS No. 123R and, accordingly, compensation expense of nil and US$0.1 million was recognised in the three months ended 30 September 2006 and 2005, respectively, and compensation income of US$0.2 million and US$0.4 million was recognised in the six months ended 30 September 2006 and 2005, respectively.
Peter Donald Macdonald Share Option Plans
The Company granted Mr Macdonald options to purchase 1,200,000 shares, 624,000 shares and 1,950,000 shares under the Peter Donald Macdonald Share Option Plan, Peter Donald Macdonald Share Option Plan 2001 and Peter Donald Macdonald Share Option Plan 2002, respectively. In April 2005, Mr Macdonald exercised all 1,250,000 options granted under the Peter Donald Macdonald Share Option Plan. Such shares had an original exercise price of A$3.87 per share. However, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. All 624,000 shares and 1,950,000 shares in the other two plans expired in April 2005 and October 2005, respectively, as the performance hurdles were not met.

Item 2. Quantitative and Qualitative Disclosures About Market Risk
     James Hardie Industries N.V. and Subsidiaries
In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as “we,” “us,” or “our,” and the terms “US$”, “A$”, “NZ$”, “PHP”, refer to United States dollars, Australian dollars, New Zealand dollars and Philippine pesos, respectively.
We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the U.S. dollar. We also are exposed to interest rate risk associated with our long-term debt and to changes in prices of commodities we use in production.
Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes.
Foreign Currency Exchange Rate Risk
We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flows.
In addition, if conditions precedent to the Final Funding Agreement are met and we are required to make payments to the SPF, those payments will be required to be made in Australian dollars which, because the majority of our revenues are produced in U.S. dollars, would expose the Company to risks associated with fluctuations in the U.S. dollar/Australian dollar exchange rate.
For the six months ended 30 September 2006, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)

Net sales	84.4%	10.2%	3.1%	2.3%
Cost of goods sold	84.0%	10.8%	2.8%	2.4%
Expenses(2)	53.3%	40.8%	1.6%	4.3%
Liabilities (excluding borrowings)(2)	31.9%	65.7%	1.5%	0.9%

(1)	Comprises Philippine pesos and Euros.

(2)	Includes A$1.0 billion of asbestos provision which is denominated in Australian dollars and initially recorded in the fourth quarter of fiscal year 2006.
We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 30 September 2006, there were no such material contracts outstanding.
Interest Rate Risk
We have market risk from changes in interest rates, primarily related to our borrowings. At 30 September 2006, all of the Company’s borrowings were variable-rate. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of 30 September 2006, the Company had no interest rate swap contracts outstanding.
Commodity Price Risk
The Company is exposed to changes in prices of commodities used in its operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that we use in our manufacturing process. In addition, energy, fuel, and cement prices rose in fiscal year 2006 and continued to rise in the first six months of fiscal year 2007. Pulp prices are at their highest level for many years. We

Item 2. Quantitative and Qualitative Disclosures About Market Risk
     James Hardie Industries N.V. and Subsidiaries
expect that pulp, energy, fuel and cement prices will continue to fluctuate in the near future. To minimize the additional working capital requirements caused by rising prices related to these commodities, the Company may seek to enter into contracts with suppliers for the purchase of these commodities that could fix the Company’s prices over the longer-term. However, if such commodity prices do not continue to rise, the Company’s cost of sales may be negatively impacted due to the fixed pricing over the longer-term.

     James Hardie Industries N.V. and Subsidiaries
This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.
Disclaimer
This Financial Report of results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:

-	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

-	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

-	expectations concerning the Australian Taxation Office amended assessment;

-	expectations that the Company’s credit facilities will be extended or renewed;

-	projections of the Company’s results of operations or financial condition;

-	statements regarding the Company’s plans, objectives or goals, including those relating to competition, acquisitions, dispositions and the Company’s products;

-	statements about the Company’s future performance; and

-	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the risk factors discussed under “Risk Factors” beginning on page 5 of the Form 20-F filed on 29 September 2006, and: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and our successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of Regulation S-K. The Company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.